WAL★MART
MEXICO

FILE N°
82-4609

August 29, 2005

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Ladies and Gentlemen:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find annual report 2004 of Wal-Mart de México, S.A. de C.V., which was delivered to the Mexican Stock Exchange.

Sincerely,

Jorge Muñoz Lopez
Accounting Director

The above-mentioned material is enclosed.

ADMINISTRATIVE OFFICES:
- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88

WAL-MART DE MEXICO, S.A. DE C.V.

BLVD. MANUEL AVILA CAMACHO NO.647, COLONIA PERIODISTAS

DELEGACION MIGUEL HIDALGO, C.P. 11220 MÉXICO, D.F.

TEL. (52) 55 5283-0100

WWW.WALMARTMEXICO.COM.MX

WAL★MART

MEXICO

REPRESENTATIVE SHARES OF CAPITAL STOCK FOR WAL-MART DE MEXICO, S.A. DE C.V., ARE:

- COMMON
- REGISTERED
- NO-PAR VALUE

STOCK SYMBOL:
WALMEX

SAID SHARES ARE REGISTERED WITH THE NATIONAL REGISTRY FOR SECURITIES AND BROKERS AND ARE TRADED IN THE MEXICAN STOCK EXCHANGE.

REGISTRATION WITH THE NATIONAL REGISTRY FOR SECURITIES AND BROKERS DOES NOT IMPLY CERTIFICATION REGARDING THE SOUNDNESS OF THE SECURITY OR THE FINANCIAL STANDING OF THE ISSUER.

ANNUAL REPORT PRESENTED IN KEEPING WITH GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER MARKET PLAYERS: YEAR ENDING DECEMBER 31, 2004.

COTIZA EN BOLSA MEXICANA DE VALORES

WALMEX

TABLE OF CONTENTS

1) GENERAL INFORMATION

A) GLOSSARY OF TERMS AND DEFINITIONS

ADR's	American Depositary Receipt
ANTAD	National Retailers Association
ASDA	Wal-Mart Stores, Inc. self-service chain in the United Kingdom
MSE	Mexican Stock Exchange
Distribution center	Location for the receipt of goods form suppliers and store distribution
Devaluation	Mexican Peso devaluation against US dollar
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
NCPI	National Consumer Price Index
GDP	Gross Domestic Product
Sales floor	Appointed area for merchandize retail
SEC	Securities and Exchange Commission
SKU's	Stock Keeping Units
ISSSTE Stores	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (Security and Social Services Institute for government workers)
UNAM Stores	Universidad Nacional Autonoma de Mexico (National Autonomous University of Mexico)
Total Revenues	Net sales plus other income
Net sales	Goods sold in our stores
WALMEX	Stock Symbol for Wal-Mart de Mexico, S.A. de C.V.
Center	Made up by the following States: Aguascalientes, Colima, Hidalgo, Estado de Mexico, Guanajuato, Jalisco, Michoacan, Morelos, Puebla, Queretaro, San Luis Potosi and Tlaxcala
Metropolitan Area	Made up by the following States: Federal District and the Metropolitan Area
Northeast	Made up by the following States: Nuevo Leon and Tamaulipas
Northwest	Made up by the following States: Baja California Norte, Baja California Sur, Nayarit, Sinaloa and Sonora
North	Made up by the following States: Coahuila, Chihuahua, Durango and Zacatecas
Southeast	Made up by the following States: Campeche, Quintana Roo, Tabasco, Veracruz and Yucatan
Southwest	Made up by the following States: Guerrero, Chiapas and Oaxaca

B) EXECUTIVE SUMMARY

Wal-Mart de Mexico is a major retail chain in Mexico. As of December 31, 2004 it operates 694 units throughout 73 cities nationwide, including self-service stores, membership wholesale clubs, apparel stores, and restaurants with an essential vision: **Contribute towards improving the quality of life for Mexican families.**

The year 2004 was for Wal-Mart de Mexico a year of great achievements, reflected in its outstanding financial results and increased profitability. All of this within the framework of our commitment to our customers and the communities that we served.

FINANCIAL DATA			
	MILLION PESOS[1]		GROWTH
	2004	2003	(%)
RESULTS			
Net sales	Ps. 139,863	Ps. 126,523	11
Gross profit	29,536	26,302	12
Operating expenses	20,003	18,541	8
Operating income	9,533	7,761	23
EBITDA	12,149	10,187	19
Income before taxes	10,345	8,471	22
Taxes and profit sharing	2,514	2,731	(8)
Net income	**Ps. 7,831**	**Ps. 5,740**	**36**
FINANCIAL POSITION			
Cash	Ps. 11,846	Ps. 12,374	(4)
Inventories	11,971	11,293	6
Other assets	2,292	2,424	(5)
Fixed assets	45,762	42,969	7
Total assets	**Ps. 71,871**	**Ps. 69,060**	**4**
Suppliers	Ps. 16,017	Ps. 15,664	2
Other liabilities	8,906	9,333	(5)
Shareholders' equity	46,948	44,063	7
Total liabilities and shareholders' equity	**Ps. 71,871**	**Ps. 69,060**	**4**

Once again, we have reaffirmed our commitment to Mexico through our investment that in 2004 surpassed the figure for net income generated by the Company during the previous year. We invested Ps. 6,063 million pesos in renovation and modernization of our stores and restaurants, the growth of our distribution network, and the building of 58 new units: 23 Bodega Aurrera stores, 8 Sam's Clubs, 6 Wal-Mart Supercenters, 4 Superamas and 17 restaurants. These openings represent 11% growth in self-service installed capacity and 6% in restaurant seating.

We opened stores and restaurants in 34 cities throughout Mexico, 9 of which had no previous presence of any of our formats: Atlixco and Tecamachalco, both of them in the State of Puebla; Cd. Hidalgo and Zamora, in the State of Michoacan; Cd. Sahagun, in Hidalgo; Cd. del Carmen, in Campeche; Playa del Carmen and Chetumal, in Quintana Roo; and finally, Comalcalco, in the State of Tabasco. The benefits for the inhabitants of these cities are quite clear -on the one hand, a better and wider assortment of products to meet all their shopping needs, at Every Day Low Prices, and on the other, permanent jobs are created.

[1]*Note: All data contained in this report is given in constant pesos with purchasing power as of December 31, 2004.*

Mexico is a young country that continues to offer great opportunities for all; therefore we will continue investing in our own growth and remain true to our Company's vision - Contribute to improve the quality of life for Mexican families.

Throughout the year, Fundacion Wal-Mart de Mexico worked intensely on community support projects and on actions that were a source of great satisfaction to all involved. Different programs aimed at ecology, education, nutrition, health, orphanages and homes for the aged directly benefited more than 800,000 Mexicans. Through our different programs, 6,745 Associates from all levels of the Company had the chance to support different volunteer programs in the magnificent task of assisting hospitals, rural schools, foundations, orphanages, homes for the aged, and others. We are deeply appreciative to all those institutions for allowing us to participate in such noble endeavors.

Wal-Mart Stores, Inc., through one of its subsidiaries, is the majority shareholder of Wal-Mart de Mexico and as of December 31, 2004, its equity interest represented 64% of the capital stock.

I) WALMEX IN THE STOCK MARKET

Wal-Mart de Mexico (WALMEX) is listed in the Mexican Stock Exchange since 1977. It is one of the most important companies in the Mexican Stock Exchange index and in capitalization value. Its market value as of December 31, 2004 was Ps. 167,334 million pesos, represented by 4,370.2 million shares outstanding.

Since Company stock began trading in the Mexican Stock Exchange in 1977, it has generated a 27-year rate of return of 11,493,220%, which represents an annual compound yield of 54%.

As a Corporate Governance best practice, our Shareholders' Assembly granted voting rights to holders of Series "C" shares, and converted them to Series "V" therefore, all capital stock for Wal-Mart de Mexico is represented by a single series, thus giving all Shareholders equal voting rights.

***TOP TEN COMPANIES IS THE MEXICAN STOCK EXCHANGE*[2]**

			MILLION PESOS		
		STOCK SYMBOL	CAPITALIZATION VALUE	TOTAL REVENUES 2004	EMPLOYEES
1.	America Movil	AMX	Ps. 357,000	Ps. 134,747	29,122
2.	Telefonos de Mexico	TELMEX	253,532	138,802	76,683
3.	**Wal-Mart de Mexico**	**WALMEX**	**167,334**	**140,460**	**109,057**
4.	CEMEX	CEMEX	145,224	90,784	26,679
5.	America Telecom	AMTEL	111,741	134,747	29,122
6.	Grupo Televisa	TLEVISA	105,653	29,314	14,140
7.	Grupo Modelo	GMODELO	99,699	44,814	44,591
8.	Carso Global Telecom	TELECOM	70,246	138,802	76,683
9.	Grupo Financiero Inbursa	GFINBUR	61,533	10,784	4,046
10.	FEMSA	FEMSA	Ps. 59,258	Ps. 93,956	88,217

C) RISK FACTORS

Wal-Mart de Mexico is exposed to factors that affect the purchasing power and/or consumer habits of the population. These factors can be economic, political or social, and among the most important are the following:

- **Employment and Wages.** An improvement in employment rates and the recovery noted in real wages during recent years have helped to increase sales for the company. If economic activity rates were to drop, these variables, especially that of employment, would be affected, thereby impacting sales figures.

[2] *Source: Mexican Stock Exchange (MSE). Figures as of December 31, 2004.*

- **Interest rates, exchange rates and inflation.** Historically Wal-Mart Mexico has generated surplus cash, enabling it to create financial income. A drop in interest rates could cause a reduction in said income, thus affecting the growth in earnings. Nevertheless, the Company feels that a drop in interest rates has a positive effect in the medium and long terms because it serves to improve the purchasing power of the population. On the other hand, chaotic fluctuation in exchange rates could have an impact on inflation forecasts and reduce consumer purchasing power, which in turn would have an adverse effect on Company sales figures. It should be noted that the Company has no liabilities with cost, in either domestic or foreign currency.
- **Competition.** The Retail sector became extremely competitive during the last few years, forcing the participants to search for new ways to differentiate from each other.

  We have the conviction at Wal-Mart de Mexico to not only focus on volume as our competitive advantage, but on a long-term strategy focused in our clients.

  This strategy, supported by investments in technology and distribution centers, allows us to deliver Every Day Low Prices to our customers.

D) OTHER SECURITIES

The Company has a sponsored Level I ADR program which quotes "over the counter" in the United States. The depositary bank is JPMorgan Chase Bank.

The same information is sent to the Mexican Stock Exchange as to the Securities and Exchange Commission.

Wal-Mart de Mexico has complied, during the last three fiscal periods, in form and time with the requirements of the Mexican and foreign legislation regarding relevant matters and periodical information such as quarterly and yearly reports on results.

E) PUBLIC DOCUMENTS

The following documents are available to the Investor Public at Large, through the Mexican Stock Exchange website and Wal-Mart de Mexico's website:

- Annual report - BMV format
- Notification of important events
- Monthly sales report
- Quarterly report on results: Consolidated Financial Statements (Financial Statements compared against the same quarter of the previous year)
- Annual Report, including the Consolidated and Audited Financial Statements for the last two fiscal periods
- Code of Corporate Best Practices
- Authenticated copy of the bylaws

CORPORATE AFFAIRS:

Raul Arguelles (raul.arguelles@wal-mart.com)
Telephone: (52) 55 5283 0100 ext. 8928

INVESTOR RELATIONS:

Mariana Rodriguez (m.rodriguez@wal-mart.com)
Telephone: (52) 55 5283 0100 ext. 8289

2) THE COMPANY

A) ISSUER BACKGROUND AND DEVELOPMENT

1958 The first Aurrera store was opened to the public in Mexico City.

1960 Superama begins operations.

1964 Vips begins operations.

1970 Suburbia and Bodega Aurrera initiate operations.

1977 Company shares were first traded in the Mexican Stock Exchange.

1986 The company changes its name to Cifra S.A de C.V. (Cifra).

1991 A joint venture agreement is signed with Wal-Mart Stores, Inc. (50%-50%) to open Sam's Club in Mexico. The first club opened its doors in December of the same year.

1992 Joining the agreement are the new Aurrera, Bodega Aurrera and Superama units, in addition to the Wal-Mart Supercenters.

With this purpose in mind, two companies are created: Cifra-Mart and WMHCM, of which Cifra owns 50% and Wal-Mart Stores, Inc., the other 50%.

Cifra keeps 100% of its units opened prior to May 1992.

1993 Wal-Mart Supercenter initiates operations.

1994 The new Suburbia and Vips units are incorporated into the agreement.

1997 The joint venture companies merge into Cifra. Wal-Mart Stores makes a public tender offer in the Mexican Stock Exchange acquiring control of the Company.

Cifra remains a public company that operates all the businesses in Mexico (Sam's Club, Bodega Aurrera, Wal-Mart Supercenter, Aurrera, Superama, Suburbia and Vips).

2000 The General Shareholders' Meeting approves the change in name from Cifra S.A. de C.V., to Wal-Mart de Mexico S.A. de C.V. Its Stock Symbol is WALMEX.

2001 All Aurrera stores are converted to either Wal-Mart Supercenter or Bodega Aurrera.

INVESTMENT IN FIXED ASSETS	2004	2003	2002
Openings *(number of units)*	58	46	50
Investment *(million pesos)*	Ps. 6,063	Ps. 5,445	Ps. 5,516

We invested Ps. 6,063 million pesos in renovation and modernization of our stores, the growth of our distribution network, and the building of new stores. This investment reaffirms our commitment to Mexico since it surpassed the figure for net income generated by the Company during the previous year.

During 2004 we opened 58 new stores in 34 cities throughout Mexico, 9 of which had no previous presence of any of our formats: Atlixco and Tecamachalco, both of them in the State of Puebla; Cd. Hidalgo and Zamora, in the State of Michoacan; Cd. Sahagun, in Hidalgo; Cd. del Carmen, in Campeche; Playa del Carmen and Chetumal, in Quintana Roo; and finally, Comalcalco, in the State of Tabasco. These openings represent 11% growth in self-service installed capacity and 6% in restaurant seating.

In 2003, we opened 46 units considering all of our business formats. These openings represent an increase in installed capacity of 10%.

In 2002, we opened 50 units, thus increasing self-service installed capacity by 11%, and restaurant seats by 8%.

FILE N° 82-4609

B) BUSINESS DESCRIPTION

I) *MAIN ACTIVITY*

As of December 31, 2004 Wal-Mart de Mexico operates 694 units throughout 73 cities nationwide and is a major retail chain in Mexico. Among its operating stores, the Company manages self-service stores, membership wholesale clubs, apparel stores, and restaurants, all with a clearly defined vision: Contribute towards improving the quality of life for Mexican families.

BODEGA AURRERA	Discount stores	162 units Ps. 42,023 million pesos in sales 48,000 SKUs 761,751 m^2 of sales area 23 openings during 2004
SAM'S CLUB	Membership wholesale outlets	61 units Ps. 40,263 million pesos in sales 4,000 SKUs 473,519 m^2 of sales areas 8 openings during 2004
WAL★MART	Supercenters	89 units Ps. 37,968 million pesos in sales 80,000 SKUs 797,106 m^2 of sales area 6 openings during 2004
Superama	Supermarkets	48 units Ps. 8,226 million pesos in sales 35,000 SKUs 77,473 m^2 of sales area 4 opening during 2004
Suburbia	Apparel stores	50 units Ps. 6,909 million pesos in sales 251,025 m^2 of sales area
VIPS El Portón Ragazzi	Restaurant chains.	284 units Ps. 4,474 million pesos in sales 62,916 seats 17 openings during 2004

The Company is present in 73 cities throughout the country.


NORTH
NORTHEAST
NORTHWEST
SOUTHEAST
CENTER
METROPOLITAN AREA
SOUTHWEST

PRESENCE BY GEOGRAPHICAL REGION	BODEGA AURRERA	SAM'S CLUB	WAL-MART SUPERCENTER	SUPERAMA	SUBURBIA	VIPS	TOTAL
Mexico City	63	10	28	41	30	151	**323**
Center	64	17	26	7	14	61	**189**
Northeast	8	6	8	-	2	20	**44**
North	5	6	9	-	1	11	**32**
Northwest	3	7	9	-	-	11	**30**
Southeast	11	11	8	-	3	21	**54**
Southwest	8	4	1	-	-	9	**22**
Total	**162**	**61**	**89**	**48**	**50**	**284**	**694**

CYCLICAL PERFORMANCE

The demand for goods and services increases significantly during the last few months of each year as result of the holiday season. The fourth quarter represented 30.1% of the year's total revenues.

REVENUES BY QUARTER	2004 TOTAL REVENUES (MILLION PESOS)	CONTRIBUTION (%)
1st Quarter	Ps. 31,883	22.7
2nd Quarter	32,948	23.5
3rd Quarter	33,280	23.7
4th Quarter	42,349	30.1
Total	**Ps. 140,460**	**100.0**

Vacations and Bank holidays also have a significant impact on sales performance.

BEST VALUE PROPOSITION

Our price leadership has strengthened. We have increased the investments underlying our Every Day Low Cost philosophy, thereby generating greater savings for our customers and reinforcing their trust in Wal-Mart de Mexico as their best option and have successfully implemented Every Day Low Prices at Suburbia, where customer response has been very positive.

It is essential to offer a full and distinct assortment and in this respect, the investment in logistics, distribution and information systems has allowed us to drive various market initiatives. In keeping with our store / club of the community program, we analyze the shopping patterns of our consumers to adapt the merchandise offered at our stores and satisfy the needs of each location. This year we added more than 1,000 regional products to our assortment. Our customers have enjoyed this so much that our market share has increased in every city where we operate.

The introduction of the "George" brand of apparel in Wal-Mart Supercenter allowed us to develop new supply-chain processes that make the production of garments more efficient and significantly improve time-to-market of fashion at Every Day Low Prices.

We enhanced our customers' buying experience through improved merchandising and item in-stock, offering them buying solutions that make product selection more convenient. Our customers clearly appreciate these initiatives that make their shopping experience more pleasant every day.

SUPPLIERS

We want to take our vision -Contribute to improve the quality of life for Mexican families- one step further by supporting the development of small and medium-size suppliers which are significant employment generators.

Throughout the year, we organized 8 Regional Fairs in the cities of Villahermosa, Monterrey, Tuxtla Gutierrez, San Luis Potosi, Veracruz, Aguascalientes, Guadalajara, and Tampico. Local suppliers were advised and trained in packaging, brand and image development. As a result, 218 suppliers were added to our regular assortment and their products were included in our stores.

During 2004, Wal-Mart de Mexico invested in a program and brought the expertise to improve the textile and garment supply chain, in order to increase quality standards in raw materials and production processes. These actions will allow more than 150 Mexican suppliers to guarantee ideal quality, standardize sizes, reduce lead times, and be more competitive in the global market place.

The company works with over 11,000 suppliers in order to obtain more than 120,000 different products.

Depending of the product lines that suppliers offer, they are classified as follows.

- Soft Lines
- Hard Lines
- Groceries
- Fresh

LEADERSHIP

Our leadership is based on:

- Being a company that believes in equal opportunities and whose work activities are founded on three basic beliefs:
  - Respect for the individual, fostering teamwork and an open-door policy.
  - Customer service, always with a sense of urgency.
  - Strive for excellence, reflected in the spirit of competition and the conviction that everything is open to improvement.
- A multi-format business strategy that acknowledges differing needs among our customers and which allows us to efficiently leverage the opportunities the country has to offer.
- Investment in state-of-the-art technology, which allows for the best assortment at the lowest possible price.
- A professional, creative and highly motivated team.

- Sound financial standing.
- An organizational culture focused on productivity and permanently reducing prices.
- The developing of innovative and aggressive commercial strategies that seek to maximize our customers' purchasing power. *Every Day Low Prices* is a clear example of these types of strategies.

WALMEX AND THE COMMUNITY

Wal-Mart de Mexico has a long history of social involvement in the communities where our 694 units operate. Fundacion Wal-Mart de Mexico continuously embodies this commitment by seeking new ways to benefit those communities, drive their development and support high-impact community programs.

During 2004, we focused on assisting education, health, nutrition, and children. All this has been possible thanks to the devotion of our Associates in each of our units, Distribution Centers and offices, who identified the most urgent problems and became involved in their solutions.

We provided matching funds for the donations of our customers during the "Let's plant good things together" national campaign.

The Foundation includes all Wal-Mart de Mexico Associates, and we all work together towards solving the most sensitive social issues in our country, such as nutrition.

Through our volunteer programs and community support brigades, Wal-Mart de Mexico Associates, at all levels, meet and foster corporate social responsibility.

In order to promote volunteer work, for the first time ever we held our National Wal-Mart de Mexico Volunteer Day with the participation of 2,476 Associates.

One of our community program activities consisted of creating Associate brigades to take care of traffic islands, public gardens and forests. The goal is to improve the environment that surrounds our business units, take care of the vegetation needed to help our cities breathe and beautify public parks.

It is a source of great pride for Wal-Mart de Mexico to have received from the Mexican Center for Philanthropy recognition as a "Socially Responsible Company" for the fourth consecutive year, as a result of our community ties, business ethics, quality of life for those working for the company, and care for the environment.

CORPORATE GOVERNANCE

We adhere to the best corporate governance practices because throughout the history of Wal-Mart de Mexico this subject has been of great importance. Compliance with good corporate governance defines the structure and duties of our Board of Directors, our Code of Ethics and all the activities of our Company.

Board of Directors:

The Board of Directors manages the company.

- Composition:
  - All the members are appointed each year by Shareholders during an Ordinary Shareholders' Meeting
  - A minimum of 25% of all board members must be independent directors
  - Every minority of Shareholders whose shares represent at least ten percent of the Company's equity will have the right to appoint a board member and his/her alternate, who can only be removed at the same time as all the other board members
  - The Board of Directors must meet at least once every three months
- Responsibilities:
  - Appoint the CEO
  - Function as advisor/counselor for senior management
  - Work actively with the CEO to develop the Company strategy

- Oversee the performance of senior management
- Conduct a yearly review of the performance of the CEO
- Other Practices:
  - The Board evaluates the performance of individual directors
  - Independent directors have experience in the core business of the Company
  - The Board has access to independent advisors
  - The Non-Executive Chairman and CEO perform entirely different duties
  - There is a limited number of Boards to which the CEO and the Directors may belong

An independent director assumed the position of Non-Executive Chairman of the Board as of January 1, 2005. This ratifies our commitment to the best practices of corporate governance that has characterized our Company throughout its long history.

Two committees assist the Board of Directors in its management:

Audit Committee

- Consisting of three members, all of them are independent. Among other duties, it must select the Outside Auditor for the Company and establish its fees, ensure that internal controls are appropriate and that the Company is in full compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all related-party operations in which the Company engages.
- Moreover, this Committee has the authority to review financial statements to ensure they fully reflect the financial situation of the Company.
- There is a procedure in place to receive, keep a record of, and reply to complaints regarding accounting practices and controls, in addition to those involving auditing matters. Likewise, there is a procedure that guarantees the anonymity of any person filing a complaint regarding accounting issues.
- The Audit Committee has the necessary authority and resources to retain lawyers and any other type of outside advisors required to assist in the performance of its duties.
- Other practices of the Audit Committee are as follows:
  - All Audit Committee members are independent directors
  - All Audit Committee members are experts in the field of finance
  - Outside auditors do not provide consultancy services for the Company
  - The outside auditor responsible of auditing Walmex's financial statements is periodically changed
  - The Audit Committee receives periodic reports from the areas of Internal Audit Services, Legal and Corporate Compliance

Executive Committee

Consisting of three members, the majority are independent. Among other duties, it is charged with overseeing the strategic planning for the Company, evaluating executives and establishing their compensation.

Code of Ethics

For Wal-Mart de Mexico, honesty and integrity continue being absolutely non-negotiable core values, and we permanently oversee that these permeate all our activities.

The following are some of the major points covered under our Code of Ethics:

- Open-door policy
- Supplier relations
- Accounting and computer standards
- Information disclosure
- No discrimination
- Use of property, facilities and company assets
- Conflicts of interest
- Gifts and gratuities
- Privileged information
- Health, safety and environment
- Equal employment opportunities
- Conflict of interest on the job
- Harassment and inappropriate behavior
- Hiring of family members

Wal-Mart de Mexico has an area of corporate compliance charged with communicating and fostering compliance with our ethical behavior policies and corporate governance, as well as strict adherence to the statutes that govern our Company.

Each year we reply and send to the Mexican Stock Exchange the Code of Corporate Best Practices, which is available on their website, as well as in Wal-Mart de Mexico's website.

CORPORATE FINANCIAL CONSERVATISM AND TRANSPARENCY

Balance Sheet

As can be seen in our Financial Statements, our financial position is sound. We are debt-free and have a strong cash position. What is more, we have the capacity to generate sufficient cash flow to finance growth with our own resources.

Our company is known for its conservative approach to its finance.

Assets	• Cash: Short-term investments in the money market. We do not invest in derivatives or in the stock market • Inventories: Merchandise to be sold in our stores • Other assets: This includes VAT (value added tax) and other taxes receivable, as well as prepayments for rent, advertising, etc. • Fixed assets: Land, buildings and equipment for our stores
Liabilities	• Suppliers: Accounts payable regarding merchandise for sale in our stores • Other liabilities: Mainly composed of deferred taxes pursuant to Generally Accepted Accounting Principles
Shareholders' equity	• Our policy of continuous earnings reinvestment as well as our unchanging focus on our business has allowed us to achieve important levels of capitalization

CONSOLIDATED BALANCE SHEET 2004
(Million pesos)


ASSETS
LIABILITIES AND SHAREHOLDERS' EQUITY
Cash
11,846
Inventories
11,971
Other assets
2,292
Fixed assets
45,762
16,017
Suppliers
8,906
Other liabilities
46,948
Shareholders' equity
TOTAL Ps. 71,871

II) DISTRIBUTION CHANNELS

Our Logistics and Distribution network becomes increasingly efficient with each passing day. Operation of a new distribution center has begun for produce, refrigerated and frozen goods with advanced technology that permits its optimum handling. This way, our customers are able to find the finest quality products in our stores and we are able to supply those very same customers with even

lower prices, not only due to the considerable savings that we generate, but also because we will now have the capacity to buy merchandise directly from the producers.

Investment in Distribution Centers and improved merchandise selection have enabled us to obtain faster inventory turns, which translates to more efficient use of our facilities by achieving greater sell-thru volumes.

The centralized distribution and our information systems are key tools to achieving relationships that are more productive. In addition to reducing costs, they allow us to enhance the quality, assortment and timeliness of the merchandise offered in our stores, thereby improving our sell-thru. With centralized delivery, processes are simplified and operating costs are reduced. Moreover, we can offer our regional suppliers access to national markets.

As of December 31, 2004, there were nine distribution centers in operation, with an installed capacity of 1.06 million square meters.

DISTRIBUTION CENTERS

CITY	NAME	SERVICE
Mexico	Cuautitlan	Dry goods
	La Naranja	Apparel distribution for Suburbia
	San Martin Obispo (2)	Dry goods / Perishables
	Centralized Kitchen	Distribution for Vips
Monterrey	Dry	Dry goods
	Perishables	Produce
Guadalajara	Dry	Dry goods
	Perishables	Produce

logística
WAL*MART

III) PATENTS, PERMITS, BRANDS AND OTHER CONTRACTS

All commercial brands for the different business formats (Wal-Mart Supercenter, Sam's Club, Superama, Bodega Aurrera, Suburbia, Vips, El Porton, Ragazzi, El Malecon, La Finca and San Remo Cafe), as well as the products bearing the private labels (Great Value, Equate, Members Mark, GRX, Week End, MC Metropolis Company, Non Stop, Gianfranco Duna, Vips, Etc.), are registered trademarks property of Wal-Mart Stores, Inc. and Wal-Mart de Mexico, S.A. de C.V.. Said trademarks are used by the operating companies under license agreements and/or sub-license agreements with indefinite validity. The Company also uses brands registered to third parties through license agreements usually for indefinite time that guarantee use and compliance with the applicable legislation.

The legal use and preservation of the rights of the private labels is of great importance to Walmex, they grant value to the Company and in some way are responsible for the prestige of the Corporation. The customer identifies the products related to these private labels as quality goods.

"Vips" is one of the main brands of the group under which several restaurants operate. Sixteen of these restaurants are franchises that are located in eight different States (Tampico, Ciudad Victoria, Ciudad Madero, Guadalajara, Tuxtla Gutierrez, Merida, Veracruz and Jalapa). These franchises expire from 2006 to 2013 with no industrial contract.

IV) PRINCIPAL CUSTOMERS

Our principal customer is the public in general.

Mexico is a country with great diversity, differing demographics, preferences and socioeconomic levels. Our multi-format strategy allows us sufficient flexibility to efficiently meet the needs of the different population sectors.

Throughout 2004, we served 663 million customers.

V) APPLICABLE LEGISLATION AND TAX SITUATION

Wal-Mart de Mexico, S.A de C.V., is a corporation established under Mexican law that complies with all the legal dispositions for the construction and operation of its units, with special emphasis on: Environmental and ecological constructions, urban development, operation, hygiene, alcoholic beverages retail and advertisements in agreement with federal and local authorities.

Furthermore, Wal-Mart de Mexico complies with the commercial basic principles ruling the relation between suppliers and consumers established by the Federal Consumer Protection Law.

Wal-Mart de Mexico is registered in the Ministry of Finance and Public Credit under the regime for major contributors and consolidates for fiscal reasons. Walmex complies with all the fiscal dispositions regarding the development of the Corporation.

The main laws that regulate Walmex are: Securities Market Law, General Corporation and Partnership Law, Income Tax Law, Value Added Tax Law, Asset Tax Law, Luxury Tax, Mexican Institute Industrial Property Law, Federal Consumer Protection Law.

VI) HUMAN RESOURCES

During the last 5 years we have created 38,357 new direct and permanent jobs; we are 109,057 Associates that every day take care or our customers.

We value diversity and recognize that talent is not a function of age, physical capabilities or gender. We offer equal-employment opportunities, equal pay, fringe benefits, training and professional development to men and women alike. These equal opportunities also apply to senior citizens and those with different challenges, placing special interest on their abilities and skills to add value to the work they perform.

ASSOCIATES AGE CLASSIFICATION

	18 TO 24	25 TO 34	35 AND OLDER	TOTAL
Associates	34,052	45,501	29,504	**109,057**
Percentage	31%	42%	27%	**100%**

Our Open-Door Policy allows all concerns and suggestions from our Associates to be properly considered. In addition, we want our associates to grow within a positive, challenging and fair work atmosphere. Our leaders are committed to lead by example and to monitor and facilitate the development of all their team members. As a result, our customers will perceive the difference in their shopping experience at our stores, clubs and restaurants.

Throughout the year, more than 80,000 Associates invested 4.2 million man-hours in training and specialization courses, allowing them to achieve a higher level of development. As a result, 15,000 Associates were promoted.

Our culture is rich in values, and is practiced every day through our three basic beliefs: Respect for the Individual, Customer Service, and Strive for Excellence. We believe our culture is a determining factor in constantly increasing the value of our Company, and therefore programs developed to spread it among all our Associates will continue to be of high priority.

As of December 31, 2004, the company maintains an independent relationship per each unit, with 44 labor unions in the different regions of the country, essentially belonging to the Mexican Labor Confederation and the Revolutionary Agricultural Confederation for 70% of the employees. The remaining 30% are non-union. The company maintains a good relationship with the aforementioned unions, therefore to date there have been no conflicts with any of them.

VII) ENVIRONMENTAL PERFORMANCE

For Wal-Mart de Mexico, environmental protection is a priority that reflects our respect for the environment and our concern for improving the environmental conditions in the cities where we operate.

We constantly improve our practices to reduce any environmental impact. We have programs, specialized equipment and new technologies to rationalize the use of water and all energy sources, in addition to ensuring improved waste management. Moreover, we have developed strict programs for equipment maintenance and compliance with Environmental Regulations.

WATER

Water protection begins with its rational use, treatment and recycling and focusing on the use of equipment designed to reduce water consumption or equipment that does not use water at all. We have included new solutions such as the use of environment-friendly concrete and water-permeable construction materials in parking lots that allow water to freely filter to the subsoil.

WASTE SEPARATION

Waste separation is a constant element in the daily operation of our units. We are also actively involved in programs for waste separation. We have refrigerated chambers to better conserve organic waste and we have reduced the impact of recyclable waste such as plastic, glass, paper, cardboard, aluminum and cans in our units and offices. Hazardous waste and substances used in the operation of machinery and equipment are also properly handled.

Our Associates are given training and information to control and handle waste that can pollute the environment. Manuals, booklets, in-house magazines, and courses are essential to proper waste management.

To foster the habit of recycling among our Associates and customers, we have a permanent PET and Tetrapack containers campaign. During 2004, over 48,000 tons of containers were collected. In addition, after Christmas, we carry out a campaign called Christmas Tree Collection so trees are not abandoned in the streets but rather are used as organic fertilizer for public parks.

ENERGY

Since energy is a key resource to our operations, we are constantly implementing improvements to reduce the use of this non-renewable resource.

During 2004, we replaced all light bulbs with low power-consumption lamps to light 182 units, in addition to the 76 units modified in 2003. More efficient refrigeration equipment was installed in each unit, which has led to a reduction in energy consumption of 40 million kilowatt-hours, which is equal to the energy used by a town of 20,000 homes in one year.

VIII) MARKET INFORMATION

Wal-Mart de Mexico is a public traded retail company that operates self-service stores, membership wholesale outlets, apparel stores and restaurants. Wal-Mart de Mexico competition is made up by:

- Establishments with a sales area of more than 600 square meters, three or more exit lanes and scanning technology, as well as independent self-service stores with one or two exit lanes an a sales area no greater than 600 square meters, such as: Soriana, Comercial Mexicana, Gigante, Chedraui, Casa Ley, Futurama, Super Chalita, San Francisco de Asis, HEB, Almacenes Zaragoza, Casa Chapa, Central Detallista, Comercial V.H., among others.
- Convenience stores, opened 15 or more hours, such as: Super 7, Oxxo, Mode, Super Rapiditos, Bip-Bip, Mercados Mexicali, Super Flash, Super K, Super Deli, Supers del Rio, Super Tiendas del Hogar, Super Fiesta, Circulo K, Super Dos, Comextra, JV, Matador, Extra, On the Run, Super Tip, etc.
- Apparel and specialized stores, such as: Coppel, El Palacio de Hierro, El Puerto de Liverpool, Sears Roebouck, Sanborns Hermanos, Famsa, Elektra, Home Mart, Home Depot, Office Max, Office Depot, Zara, Radio Shack, Singer, Deportes Marti, etc.
- Membership wholesale outlets, such as: Costco, City Club, Chesuma and Price Smart.
- Establishments operated by public agencies, such as: ISSSTE, UNAM, etc.

As of December 2004, ANTAD membership included 101 retail chains with 6,909 stores, of which 45 are self-service, 17 are apparel and 39 specialized chains. Its installed capacity reached 8.6 million square meters and through out 2004 posted sales for Ps. 323,000 million pesos.[3]

Nevertheless, a major part of the population in our country customarily shops in traditional establishments, such as markets, open-air markets, grocery stores and mom-and-pop businesses, or through the informal sector of the economy. Both maintain a high market share since they are able to supply populations that, due to mere numbers, cannot access other establishments.

Growth, systems, logistics and distribution investments are focused on increasing and modernizing our installed capacity and distribution. This leads to a more efficient operation, with lower costs, allowing us to serve our customers better every day. Wal-Mart de Mexico maintains its position within the industry by maintaining the competitive advantages.

IX) CORPORATE STRUCTURE

Wal-Mart de Mexico is listed in the Mexican Stock Exchange whose major shareholder is Wal-Mart Stores, Inc., through one of its subsidiaries, holding 64.1% of the shares. The remaining 35.9% are held by the market.

As of December 31, 2004, the company's market value was Ps. 167,334 million pesos.


WAL★MART
Stores, Inc.*
MEXICAN
STOCK
EXCHANGE
64.1%
35.9 %
WALMEX
SELF-SERVICE
APPAREL
RESTAURANTS

** Through one of its subsidiaries.*

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 162 (140 in 2003) Bodega Aurrera, discount stores, 61 (53 in 2003) Sam's Club membership self-service wholesale stores, 89 (83 in 2003) Wal-Mart Supercenter hypermarkets and 48 (44 in 2003) Superama supermarkets.
Suburbia	Operation of 50 (52 in 2003) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 226 (215 in 2003) Vips restaurants serving international cuisine, 51 (47 in 2003) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Corporate entities	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

[3] *Source: ANTAD (Sales report, December 2004)*

WAL-MART STORES, INC.

Wal-Mart Stores, Inc., is the majority shareholder for Wal-Mart de Mexico, S.A. de C.V., through one of its subsidiaries.

As of January 31, 2005, Wal-Mart Stores operated 5,289 commercial units throughout the world, of which 3,702 are in the United States, 695 in Mexico[4], 282 in the United Kingdom, 262 in Canada, 91 in Germany, 54 in Puerto Rico, 43 in China, 149 in Brazil, 16 in South Korea and 11 in Argentina. In addition, as of December 2004, it owns a 37.96% share of Capital Stock in Seiyu, Ltd., and has the option to purchase up to 69.4% by December 2007. Seiyu operates over 400 units in Japan.

Sales for Wal-Mart Stores, Inc. during the last fiscal period amounted to 285,000 million dollars, an increase of 11% over the similar prior year period.

Wal-Mart Stores common sock is listed on the New York and Pacific Stock Exchanges under the symbol WMT.

X) DESCRIPTION OF MAIN ASSETS

As of December 31, 2004, the company's assets were represented primarily by its cash position (Ps.11,846 million pesos), days on hand (Ps.11,971 million pesos) and fixed assets such as real estate, stores, restaurants, distribution centers, fixtures and equipment (Ps.45,762 million pesos).

Some of the units are owned and others are leased.

Fixed assets are described as follows:

DESCRIPTION BY BUSINESS FORMAT

FORMAT	*DESCRIPTION*	*UNITS*	SALES AREA (SQUARE METERS)
Bodega Aurrera	Austere discount stores	162	761,751
Sam's Club	Membership wholesale outlets	61	473,519
Wal-Mart Supercenter	Supercenters	89	797,106
Superama	Supermarkets	48	77,473
Suburbia	Apparel stores	50	251,025
Vips	Restaurant chains. This division includes Vips, El Porton, and Ragazzi restaurants.	284	62,916[5]

In addition, the company has nine distribution centers with an installed capacity of 1.06 million square meters, as shown in section ii. Distribution Channels of this report.

GROWTH PLAN

The market consists of a variety of segments of differing characteristics. Wal-Mart de Mexico is well positioned and has grown at a greater pace than the rest of the market because it has met the needs of these segments with each other of its business formats and by consistently offering value to its costumers.

Mexico is a country offering considerable growth opportunities and it has over 100 million inhabitants, of which 50% are below the age of 21, and 33% under 14 years of age.

We confirm our commitment to Mexico by continuously reinvesting our earnings in the country.

We will continue investing in growth and productivity. The growth plan for the next 12 months considers the opening of 70 operating units; we estimate a 12% growth in installed capacity for our self-service stores with an investment of over $8,200 million pesos.

---

[4] *Includes 16 Vips franchises*

[5] *Seats.*

EXPANSION PLAN 2005	
BUSINESS FORMAT	OPENINGS
Bodega Aurrera	24
Sam's Club	8
Wal-Mart Supercenter	9
Superama	6
Suburbia	3
Restaurants	20
Total	**70**

XI) LEGAL, ADMINISTRATIVE OR ARBITRATION CASES

There are currently no cases of this type that could substantially affect the operation of the corporation.

XII) REPRESENTATIVE SHARES OF CAPITAL STOCK

As of December 31, 2004, 2003 and 2002, nominal capital stock was as follows:

CAPITAL STOCK	THOUSAND PESOS		
	2004	2003	2002
Fixed	Ps. 820,853	Ps. 650,372	Ps. 525,000
Variable	6,036,191	4,914,896	5,076,675
Total	**Ps. 6,857,044**	**Ps. 5,565,268**	**Ps. 5,601,675**

On February 25, 2004, our Shareholders' Assembly granted voting rights to holders of Series "C" shares, and converted them to Series "V". The conversion was par value, that is, a Series "V" share for each share of Series "C". Consequently, as of March 2004 all capital stock for Wal-Mart de Mexico is represented by a single series, thus giving all Shareholders equal voting rights.

Capital stock at December 31, 2004, 2003 and 2002 consisted of the following registered shares with no par value:

STOCK STRUCTURE	NUMBER OF SHARES		
SERIES	2004	2003	2002
Series "V" Free subscription common shares	4,370,174,732	3,909,124,724	3,909,124,724
Series "C" Free subscription shares without voting rights	-	523,780,121	552,779,121
Total number of shares	**4,370,174,732**	**4,432,904,845**	**4,461,903,845**

For the years ended December 31, 2004, 2003 and 2002, WALMEX acquired its own shares, resulting in the following reduction in capital stock:

SHARES REPURCHASED

	2004	2003	2002
Number of shares	106,433,200	28,999,000	30,851,200
Theoretical historical value (thousand pesos)	Ps. 166,159	Ps. 36,407	Ps. 38,732
Theoretical restated value (thousand pesos)	Ps. 170,004	Ps. 38,598	Ps. 42,887

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares, which was completely exhausted. As of October 2004, such difference was applied from retained earnings.

XIII) DIVIDENDS

During the year we distributed dividends, which were paid either in cash at the rate of Ps. 0.44 per share, or in shares at the rate of a new share for each 75.82 shares already owned, as per the choice of each Shareholder. As a result, 43.7 million shares were emitted and a total of Ps.476 million pesos were paid in cash.

In keeping with this, WALMEX distributed a dividend payment in 2003 of Ps. 0.37 nominal pesos for each representative share of corporate capital stock.

In 2002, WALMEX decreed a dividend payment in stock or in cash, to be decided by each shareholder. The cash payment amounted to Ps. 0.31 nominal pesos per share and stock payments were one series "C" for every 75 outstanding shares of any of the series held by the shareholder.

- 82.5% of all shareholders requested payment in-kind
- The remaining 17.5% of our shareholders requested their dividend payment in cash

The Company intends to continue paying yearly dividends, the amount of which will depend upon growth opportunities, the economic situation, and the competitive environment, among other factors.

3) FINANCIAL INFORMATION

A) SELECTED FINANCIAL INFORMATION

	2004	2003	2002	2001	2000
GDP *(Growth, %)*	4.4	1.3	0.7	-0.1	6.6
Annual Inflation *(%)*	5.2	4.0	5.7	4.4	9.0
Peso Devaluation *(%)*	-1.2	8.7	13.3	-4.8	1.3
Exchange Rate *(Peso / dollar)*	11.1	11.3	10.4	9.2	9.6
Average Interest Rate *(28 day Cetes, %)*	6.8	6.2	7.1	11.4	15.3
RESULTS[6]					
Net Sales	139,863	126,523	115,727	102,363	89,252
% of Growth	*11*	*9*	*13*	*15*	*12*
Other Income	597	287	531	466	385
% of Growth	*108*	*-46*	*14*	*21*	*34*
Total Revenues	140,460	126,810	116,258	102,829	89,637
% of Growth	*11*	*9*	*13*	*15*	*12*
Gross Profit	29,536	26,302	24,106	21,285	18,268
% of Profit margin	*21.0*	*20.7*	*20.7*	*20.7*	*20.4*
Operating Expenses	20,003	18,541	17,198	15,371	13,542
As percentage of total revenues	*14.2*	*14.6*	*14.8*	*14.9*	*15.1*
Operating Income	9,533	7,761	6,908	5,914	4,726
As percentage of total revenues	*6.8*	*6.1*	*5.9*	*5.8*	*5.3*
% of Growth	*23*	*12*	*17*	*25*	*18*
EBITDA	12,149	10,187	9,102	7,868	6,607
As percentage of total revenues	*8.6*	*8.0*	*7.8*	*7.7*	*7.4*
Comprehensive Financing Income	1,021	884	1,031	1,458	1,661
Income Before Tax	10,345	8,471	7,786	7,148	6,213
Income Tax & Employees' Profit Sharing	2,514	2,731	2,379	2,299	1,909
Net Income	7,831	5,740	5,407	4,849	4,304
% of Growth	*36*	*6*	*12*	*13*	*-8*
Cash Generated	**12,949**	**11,153**	**9,883**	**9,158**	**8,198**
FINANCIAL POSITION[6]					
Cash	11,846	12,374	10,684	10,867	14,480
Inventories	11,971	11,293	11,784	10,192	9,484
Other Assets	2,292	2,424	2,519	2,192	1,690
Fixed Assets	45,762	42,969	40,330	37,182	34,337
Total Assets	**71,871**	**69,060**	**65,317**	**60,433**	**59,991**
Suppliers	16,017	15,664	15,185	14,220	15,019
Other Liabilities	8,906	9,333	8,677	8,236	7,862
Shareholders' Equity	46,948	44,063	41,455	37,977	37,110
Total Liabilities and Shareholders' Equity	**71,871**	**69,060**	**65,317**	**60,433**	**59,991**
OTHER INFORMATION AT THE END OF THE YEAR					
Number of Units	694	641	595	550	496
Number of Associates	109,057	99,881	92,708	84,607	74,790

[6] *In millions pesos, as of December 31, 2004*

B) FINANCIAL INFORMATION BY LINE OF BUSINESS AND GEOGRAPHICAL REGION

As of December 31, 2004, the Company had 694 operating units, representing 2,360,874 square meters of sales floor and 62,916 restaurant seats.

Sales during the last three periods are broken down by business format as follow:

SHARES IN SALES BY BUSINESS FORMAT	2004	2003	2002
Bodega Aurrera	30%	29%	28%
Sam's Club	29%	29%	30%
Wal-Mart Supercenter	27%	27%	27%
Superama	6%	6%	6%
Suburbia	5%	5%	5%
Vips	3%	4%	4%
Net sales *(million pesos)*	**Ps. 139,863**	**Ps. 126,523**	**Ps. 115,727**

The geographical breakdown of the business units for Wal-Mart Mexico during the last three years is as follows:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION	2004	2003	2002
Metropolitan Area	46.6%	49.5%	51.5%
Center	27.2%	26.5%	25.1%
Northeast	6.3%	6.6%	6.7%
North	4.6%	4.8%	4.5%
Northwest	4.3%	3.6%	3.7%
Southeast	7.8%	5.9%	5.6%
Southwest	3.2%	3.1%	3.0%
Total Units	**694**	**641**	**595**

As of December 31, 2004, the installed capacity for the company by geographical region is as follow:

BREAKDOWN OF UNITS BY GEOGRAPHICAL REGION AND BY BUSINESS FORMAT	UNITS	SELF-SERVICE + SUBURBIA	VIPS
Metropolitan area	323	35.2%	51.9%
Center	189	32.1%	21.5%
Northeast	44	7.4%	7.2%
North	32	6.7%	4.1%
Northwest	30	6.5%	4.3%
Southeast	54	8.8%	7.5%
Southwest	22	3.3%	3.5%
Total	**694**	**2,360,874** *square meters*	**62,916** *restaurant seats*

C) MANAGEMENT COMMENTS AND ANALYSIS REGARDING OPERATING RESULTS AND ISSUER FINANCIAL SITUATION

I) OPERATION RESULTS

The year 2004 was for Wal-Mart de Mexico a year of great achievements, reflected in its outstanding financial results and increased profitability. All of this within the framework of our commitment to our customers and the communities that we served.

Once again, our sales figures reached record highs, adding up to Ps. 139,863 million pesos, which in turn represents a 10.5% increase in real terms, after adjusting for inflation. Comp unit sales -all units in operation over a year- grew 3.8% in real terms, a figure that favorably compares to the 0.7% decrease reported by the self-service division of the National Association of Self-service and Department Stores (ANTAD).

These results were possible thanks to the loyalty of 663 million customers who visited our stores during the year, a 10.5% increase over last year. We are thankful for their preference and recognize the significant impact that we as a Company have in helping Mexican families stretch their purchasing power. We will continue to improve what we do, to generate even further savings to lower the cost of living for Mexican families.

During the January-December 2004 period, the gross margin was 21.0%, 30 basis points over last year's. In monetary terms, gross profit was 12.3% higher than the previous year.

Our operating expenses as a percent of total revenues reached a new record low of 14.2%. We are especially proud to inform our Shareholders that this year we achieved record operating income and net income results of $ 856 million dollars and $ 702 million dollars and a growth increase of 23% and 36% respectively.

EBITDA recorded a 19.3% increase in real terms, to reach 8.6% of total revenues for the group.

Income before tax was Ps. 10,345 million pesos, with a 22.1% increase in real terms.

The Company's performance for the last 5 fiscal years is presented in the Selected Financial Information on page 22.

The result is that Wal-Mart de Mexico is an increasingly more profitable company. During the year, we obtained a Return on Capital Employed (ROCE) of 22.9%, an improvement of 340 basis points over the return obtained the previous year. We will continue to ensure that each peso is invested with discipline, with a long-term vision and mindful of always driving the highest possible return for all our Shareholders.

II) FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

As of December 2004, WALMEX cash position amounted to Ps. 11,846 million pesos, after investing more than Ps. 6,000 million pesos in construction, modernization and efficientization of stores, restaurants, information systems and distribution centers, as well as repurchased shares for Ps. 3,910 million pesos and payment of dividends to our shareholders for Ps. 476 million pesos.

Cash surpluses are invested conservatively in the money market.

The expansion plan for the next 12 months considers an investment of more than Ps. 8,200 million pesos in 70 operating units. Said investments will come from Company resources.

Historically, Wal-Mart de Mexico has financed its growth with resources from its operation; there are no liabilities with cost.

Some of WALMEX ratios are shown as follows:

RATIOS		
	2004	2003
Net income to shareholders' equity	17.58%	13.75%
Net income to total assets	11.48%	9.03%
Net sales to total assets	2.06 times	1.99 times
Net sales to fixed assets	3.17 times	3.05 times
Inventory turns	9.67 times	9.37 times
Long term liabilities to fixed assets	0.00%	0.00%
Net income to paid interests	0.00 times	0.00 times

III) INTERNAL CONTROL

Having the highest regulation standards and an appropriate control atmosphere is fundamental in achieving Wal-Mart de Mexico's objectives.

The company's internal control assures:

- Assets safety
- Compliment of established policies
- Proper operations registry
- Reliable and timely information
- Prevention, identification and detection of frauds

The control of our operation is supported in several administrative systems in order to comply with fiscal requirements and obtain detailed information.

Our control processes are dynamic, continuously adapting to the changes in our environment:

1. Policies and procedures
    - Restrictive regulatory environment
2. Accounting control
    - Account catalog
    - Accounting guidelines and allocation of balance accounts
    - Monthly conciliations and exception reports
3. Duties segregation

As a Public Corporation, Wal-Mart de Mexico operates with the Corporate Best Practices

- Ethics Code
- The majority of the board members are independent directors
- Audit Committee
- Financial transparency and communication of relevant information
- Open-door policy; any associate can inform irregularities to higher hierarchy levels

The Audit Committee consists of three independent members. Among other duties, it must review the adequacy of internal controls and compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all operations with related parties engaged in by the company.

The Corporation has a Vice-presidency in charge of legal matters and normative compliment. Among other duties, it must communicate and train the Company's personnel in the importance of following legal dispositions creating a culture of legal obedience. The progress of the program is informed periodically to the Audit Committee.

The area of internal audit is in charge, among other things of: Evaluation of internal controls, periodical revisions, recommendations. This area also reports relevant matters regarding the business operation to the Audit Committee.

The Internal Audit area reports directly to the President of the Company and the Audit Committee.

D) CRITICAL ACCOUNTING POLICIES

We follow generally accepted accounting principles in preparing our financial statements. These principles require us to make certain estimates in some of the items. However, we do not have any Critical Accounting Policies.

4) ADMINISTRATION

A) OUTSIDE AUDITORS

The Consolidated Financial Statements for the company and its subsidiaries as of December 31 of each year have been audited by Mancera, S.C. member of Ernst & Young Global since 1998. Without any adverse comments.

The Audit Committee of Wal-Mart de Mexico is charged with the responsibility of selecting the Outside Auditor for the Company.

The fees paid in 2004 to the Outside Auditor amounted to Ps. 9.4 million for auditing and other services rendered.

B) OPERATIONS WITH RELATED PARTIES AND CONFLICTS OF INTEREST

It is company policy to avoid operations that could imply conflicts of interest and therefore no operations are conducted with Board Members or company officials.

Nonetheless, there are operations conducted with Wal-Mart Stores, Inc., and other related parties. These consist of the purchasing of merchandise and the payment of services and royalties.

Accounts payable to suppliers and other accounts payable include the following balances owed related parties:

ACCOUNTS PAYABLE DUE TO RELATED PARTIES AS OF DECEMBER 31,			
	THOUSANDS OF PESOS		
	2004	2003	2002
Accounts payable to suppliers:			
C.M.A. - U.S.A., L.L.C.	Ps. 726,048	Ps. 717,564	Ps. 818,305
Broadstreet Global Activities, L.L.C. *(formerly WMGS Co., LTD.)*	75	15,268	-
Total	**Ps. 726,123**	**Ps. 732,832**	**Ps. 818,305**
Other accounts payable:			
Wal-Mart Stores, Inc.	Ps. 187,361	Ps. 194,905	Ps. 167,182

During the fiscal periods that ended on December 31st, the following operations were conducted with related parties:

OPERATIONS WITH RELATED PARTIES AS OF DECEMBER 31,			
	THOUSANDS OF PESOS		
	2004	2003	2002
Imported merchandise for sale	Ps. 3,440,082	Ps. 3,749,041	Ps. 3,972,520
Technical assistance, services and royalties	Ps. 835,183	Ps. 797,762	Ps. 643,234

C) ADMINISTRATORS AND SHAREHOLDERS

The duties and powers of the Board of Directors are outlined in the Corporate Bylaws as can be seen in the following extract:

> The Board of Directors is charged with the businesses pertaining to the Corporation and shall conduct the operations, proceedings and contracts related to the purpose of the Corporation, with the exception of those that by law or that these Bylaws reserve as the sole domain of the General Regular or Special Shareholder Assembly Meetings. Said Board shall represent the Corporation before all manner of administrative and judicial authorities, with general power of attorney for ownership and government procedures and for lawsuits and collections, without any limitations, as pursuant to article two thousand five hundred and fifty-four under the Civil Code for Mexico City. Moreover, it is authorized to exercise those powers that by law require special clauses, including the following, among others:

- Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporate property.
- Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
- Direct, manage and in general control corporation businesses and the administration of all its properties, overseeing compliance with all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
- Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
- Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
- Freely appoint and remove proxies and other corporate officials and employees, grant them powers and modify the same but always setting the limits outlined under Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
- Establish and close branch and agency offices for the company.
- With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
- To issue and convert shares when it does not imply changes to the Capital Stock.
- The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community. Perform all procedures pertaining to ownership such as to sell, mortgage or perform any manner of transfer or lien, and to lease or put up in guarantee corporate property.
- The non-delegable power of the board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse. Those operations representing more than one percent of corporate assets. The purchase or sale of ten percent or more of assets and the granting of guarantees for amounts exceeding thirty percent of assets.
- After having first received an opinion from the Audit Committee, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth as per Article 14 bis, Section IV, paragraph d), of the Securities Market Act.

- All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

  The corporate administration shall be conducted by a board of directors. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no less than five and no more than twenty. Moreover, for each director, a corresponding alternate shall also be appointed.

  Minority shareholders who represent at least ten percent of capital stock, represented by subscribed corporate stock with voting rights shall have the right to choose a Director and an Alternate Director and who may be removed only when the other board members are removed.

  Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman, and one or two Vice-Chairmen. Should two be appointed for this latter position, the first one appointed shall serve as first Vice-Chairman and the second as Second Vice-Chairman. In addition a secretary must be appointed and a treasurer is optional, both who may or may not be Board members.

The Board of Directors will be assisted in their duties by two committees:

AUDIT COMMITTEE

Consisting of three members, all of them are independent. Among other duties, it must select the Outside Auditor for the Company and establish its fees, ensure that internal controls are appropriate and that the Company is in full compliance with all applicable accounting and legal regulations. Additionally, the Audit Committee must review any and all related-party operations in which the Company engages.

Moreover, this Committee has the authority to review financial statements to ensure they fully reflect the financial situation of the Company.

There is a procedure in place to receive, keep a record of, and reply to complaints regarding accounting practices and controls, in addition to those involving auditing matters. Likewise, there is a procedure that guarantees the anonymity of any person filing a complaint regarding accounting issues.

The Audit Committee has the necessary authority and resources to retain lawyers and any other type of outside advisors required to assist in the performance of its duties.

Other practices of the Audit Committee are as follows:

- All Audit Committee members are independent directors
- All Audit Committee members are experts in the field of finance
- Outside auditors do not provide consultancy services for the Company
- The outside auditor responsible of auditing Walmex's financial statements is periodically changed
- The Audit Committee receives periodic reports from the areas of Internal Audit Services, Legal and Corporate Compliance

EXECUTIVE COMMITTEE

Consisting of three members, the majority are independent. Among other duties, it is charged with overseeing the strategic planning for the Company, evaluating executives and establishing their compensation.

FILE N° 82-4609

BOARD OF DIRECTORS, AS OF FEBRUARY 24, 2005

Chairman of the Board
Ernesto Vega[7]
Board member since 2001

Directors	Alternate Directors
Ernesto Vega *Board member since 2001*	R. Lee Stucky[7] *Board member since 2000*
Eduardo Solorzano *Board member since 2000*	Jose Angel Gallegos *Board member since 2004*
Craig R. Herkert[7] *Board member since 2001*	Marc N. Rosen[7] *Board member since 2001*
John Lewis[7] *Board member since 2004*	R. Lee Stucky[7] *Board member since 2000*
Rafael Matute *Board member since 1998*	Jose Angel Gallegos *Board member since 2004*
John B. Menzer[7] *Board member since 2000*	Marc N. Rosen[7] *Board member since 2001*
Jesus Reyes Heroles[7] *Board member since 2004*	Marc N. Rosen[7] *Board member since 2001*

Secretary
Jose Luis Rodriguezmacedo

Alternate Secretary
Enrique Ponzanelli

Examiner
Alberto Tiburcio

Alternate Examiner
Agustin Aguilar

Audit Committee
John Lewis[7]
Jesus Reyes Heroles[7]
Ernesto Vega, President[7]

Executive Committee
Eduardo Solorzano
Craig R. Herkert[7]
John B. Menzer[7]

[7] *Independent directors*

Independent Director and Chairman of the Board of Directors

Ernesto Vega
67 years old.

Chief Executive Officer

Eduardo Solorzano
48 years old and 16 years of experience in the Company.

Executive Vice-presidents

Jose Angel Gallegos
Executive Vice-president People Division, Logistics and Loss Prevention. 54 years old and 25 years of experience in the Company.

Rafael Matute
Executive Vice-president and Chief Financial Officer. 45 years old and 18 years of experience in the Company.

Scot Rank
Executive Vice-president and Chief Operating Officer. 45 years old and 5 years of experience in the Company.

Senior Vice-presidents

Xavier del Rio
Senior Vice-president Real State. 57 years old and 27 years of experience in the Company.

Joaquin Gonzalez
Senior Vice-president Self Service. 39 years old and 15 years of experience in the Company.

Jose Luis Rodriguezmacedo
Senior Vice-president Legal. 49 years old and 1 year of experience in the Company.

Vice-presidents

Raul Arguelles Diaz
Vice-president Corporate Affairs. 42 years old and 2 years of experience in the Company.

Miguel Baltazar
Vice-president Wal-Mart Supercenter. 52 years old and 28 years of experience in the Company.

Alejandro Bustos
Vice-president Suburbia. 54 years old and 33 years of experience in the Company.

Francisco Casado
Vice-president Centralized Negotiations, Food. 52 years old and 25 years of experience in the Company.

David Dager
Vice-president Centralized Negotiations, General Merchandize and Apparel. 46 years old and 20 years of experience in the Company.

Alberto Ebrard
Vice-president Centralized Negotiations, Special Divisions. 44 years old and 12 years of experience in the Company.

Eduardo Juarez
Vice-president Internal Audit. 56 years old and 27 years of experience in the Company.

Gian Carlo Nucci
Vice-president Vips. 35 years old and 12 years of experience in the Company.

Rodolfo Von Der Meden
Vice-president Logistics and Distribution. 42 years old and 15 years of experience in the Company.

Herbert Pelka
Vice-president Financial Services. 50 years old and 25 years of experience in the Company.

Demetrio Ruiz
Vice-president Strategic Planning and Marketing. 45 years old and 3 years of experience in the Company.

Ruben Camarena
Vice-president People Division. 48 years old and 15 years of experience in the Company.

Mario Sanchez
Vice-president Superama. 47 years old and 4 years of experience in the Company.

Jose Luis Torres
Vice-president Bodega. 46 years old and 30 years of experience in the Company.

Maria del Carmen Valencia
Vice-president and Chief Information Officer. 37 years old and 17 years of experience in the Company.

Simona Visztova
Vice-president Sam's Club. 37 years old and 12 years of experience in the Company.

Directors

Craig R. Herkert
Executive Vice President, President and CEO, The Americas, Wal-Mart International. 5 years of experience in the Company.

John Lewis
Senior Vice-president and CFO, Wal-Mart International. 9 years of experience in the Company.

John B. Menzer
Executive Vice-president, President and CEO, Wal-Mart International. 10 years of experience in the Company.

Jesus Reyes-Heroles
Mexico's ambassador to the United States from October 1997 to November 2000.
Secretary of Energy from January 1996 to October 1997 and President of the Board for PEMEX, CFE and Luz y Fuerza del Centro during the same period.
Banobras CEO from December 1994 to December 1995
Member of the Board for Banamex Citigroup.

Marc N. Rosen
Vice-president of Strategic Planning, Wal-Mart International. 5 years of experience in the Company.

R. Lee Stucky
Senior Vice-president and CAO, Wal-Mart International. 24 years of experience in the Company.

Ernesto Vega
He joined Grupo DESC in 1971, where he held several different positions, including Vice President of Corporate General Management.
Member of the Board for Grupo DESC and Profuturo GNP.

Examiner

Alberto Tiburcio
35 years of experience in Mancera, S.C., member of Ernst & Young Global. President and CEO of said company since January 1, 2001.
Member of the Executive Committee of Ernst & Young America; member of the advising committee of the firm Global and partner in the Mexico and Central America region.

Alternate Examiner

Agustin Aguilar
25 years of experience in Mancera, S.C., member of Ernst & Young Global.
Member of the Professional Proceedings Committee and member of the Executive Committee of Mancera, S.C.
Additionally, member of the Advising Committee of Ernst & Young America.

No member of the Board or Executives are related to each other. No Director or Executive has significant holdings in the Company, either as individuals or as a group.

The total payment made from the Company to its Directors and main Executives during the year ended December 31, 2004 amounted to Ps. 156 million. The payment made by the Company to the totality of its personnel, including its main Executives but excluding its Directors, is composed by a fixed part and a variable component, represented by a bonus for results, whose amount depends in the accomplishment of goals stated in the Business Plan for the year in question.

As of December 2004, the Company had a Personnel Stock Option Plan, constituted by 53,521,611 WALMEX shares presented in the Balance Sheet of the Company at their purchase cost and restated buy the National Consumer Price Index. Said fund is to offer stock purchase programs to company Executives, pursuant to the authorization granted by the National Bank and Securities Commission and to that outlined in the company bylaws. During the period from January 1 to December 31, 2004, a total of 15,812,001 shares were assigned, and 23,229,665 shares were exercised. The Company purchased the stock necessary for this plan through the Mexican Stock Exchange. The stock holdings in the Personnel Stock Option Plan Fund represent only 1.2% of outstanding shares as of December 31, 2004.

Intersalt, S. de R.L. de C.V. is the majority shareholder of Wal-Mart de Mexico, S.A. de C.V., and its equity interests as of December 31, 2004 amounts to 64.1% of the representative shares of the Capital Stock. The remaining shares trade freely in the Mexican Stock Exchange.

STOCK SITUATION AS OF DECEMBER 31, 2004

	MILLIONS OF SHARES	%
Intersalt, S. de R.L. de C.V.	2,803	64.1
Personal Stock Option Plan Fund	54	1.2
Subtotal	2,857	65.3
Market	1,513	34.7
Total	**4,370**	**100.0**

In turn, Wal-Mart Stores, Inc. is the majority shareholder of Intersalt, S. de R.L. de C.V.

Wal-Mart Stores, Inc. is a U.S. Corporation listed in the New York and Pacific Stock Exchanges; its Stock Symbol is WMT.

D) CORPORATE BYLAWS (IN FORCE AS OF FEBRUARY 24, 2005)

CHAPTER ONE
NAME, ADDRESS, PURPOSE, AND TERM

ONE.- The Corporation is to be named WAL-MART DE MEXICO. This name shall be employed always followed by the words SOCIEDAD ANONIMA DE CAPITAL VARIABLE, or with its abbreviation S.A. DE C.V.

TWO.- The legal domicile for the company shall be in Mexico City, Federal District, but representations or branch offices may be established or conventional domiciles may be stipulated in any other place within the Republic of Mexico or abroad.

THREE.- The purpose of the corporation is:

1. To build, acquire, or transfer property and use it, transfer it and lease it, and in general conduct any operation allowed by law with regards to said property.
2. Establish and use, lease out or be leased, purchase or transfer by means of any negotiable instrument, one or more businesses such as those known as stores, department stores, supermarkets, restaurants, Cafes, cafeterias, soda fountains or similar establishments, as well as any other business whose use is not the exclusive domain of the State, or Mexican corporations with an exclusion clause for foreign nationals, or which requires more than fifty-one percent of Mexican capital.
3. To purchase, sell, manufacture, outsource, import and export any manner of national and foreign products or merchandise, or market the same either directly or through third parties.
4. Enter into general commercial transactions with any type of negotiable instruments, issued either by Mexican or foreign corporations and in particular the purchasing of stock or corporate shares in commercial or industrial ventures, including the temporary purchase of stock issued by the Corporation itself, charged to the capital stock and if the case, a reserve stemming from net earnings for the purpose of purchasing own shares, in compliance with legal requirements regarding the purchase of stock or shares. Any companies in which Wal-Mart de Mexico, S.A. de C.V., is a majority shareholder shall not directly nor indirectly invest in shares of the same, nor in any other company who is a majority shareholder for Wal-Mart de Mexico, S. A. de C.V., except in the case when the shares are purchased to comply with granted stock options or which can be given to the employees of said companies, if and only if the shares held do not exceed twenty-five percent of the total shares in stock of the corporation.
5. Conduct all manner of commercial commission operations and mediation in commercial businesses, pursuant to that outlined in the previous paragraphs.
6. Directly or through third parties, build, install and operate workshops, laboratories, retail shops and warehouses with the purposes outlined in the previous paragraphs.
7. Render legal, financial, economic and administrative professional services, and in general services of any type to all manner of companies, either commercial or industrial, as well as to individuals or corporations.
8. Sign all manner of contracts with individuals or corporations to direct, manage, finance, establish or run any type of commercial or industrial company.
9. Sign all manner of contracts as corporations or partnerships with individuals or corporations required to meet the purposes of the Company.
10. Issue, purchase, sell and endorse all manner of credit instruments and securities permitted by law; give all manner of real or personal guarantees, and enter into mortgage, guarantee and surety agreements.
11. Sign all legal proceedings and enter into any and all agreements and contracts that are directly or indirectly related to the purpose of the Company.

FOUR. - The term of the Corporation shall be ninety-nine years beginning on the eighth day of March, in the year nineteen hundred and ninety-three.

CHAPTER TWO
CAPITAL STOCK AND SHARES IN STOCK

FIVE. - Capital stock shall be variable with a fixed minimum of Eight Hundred and Twenty Million, Eight Hundred and Fifty-Three Thousand, Three hundred and Eight Pesos, National Currency, without the right to withdrawal, and an unlimited variable amount.

Capital stock shall be divided into two classes of shares: A).- Class one, consisting of representative shares of minimum capital, and B).- Class two, comprising representative shares of variable capital.

The aforementioned classes correspond to a single series, free subscription nominal shares, identified as Series "V", which shall represent one hundred percent of the voting shares and which may be subscribed or purchased by local or foreign individuals or companies.

The minimum capital stock shall be represented by Five Hundred and Twenty-Three Million, One Hundred and Fifty-One Thousand, Four Hundred and Twenty-Seven series "V" shares, non par value, wholly subscribed and paid in full. Said amounts may vary due to the repurchase of own shares by the Company, informing the Annual Regular Shareholders' Assembly of said decision.

Capital shall be subject to increases due to later contributions from partners or from admitting new partners, and due to the presumptions set forth in Article one hundred and sixteen of the General Corporation and Partnership Law. Moreover, the capital can be subject to reductions due to partial or complete withdrawals of contributions and because of reimbursements to shareholders and to absorb losses.

Increases and/or reductions to the variable portion of the capital stock must be approved by the general regular or special shareholders' assembly, as deemed best. This must then be included in the minutes of the corresponding meeting, except in those cases when shareholders exercise their right to withdrawal, when the increases or reduction are of the type outlined under Article 14 Bis 3, paragraph I of the Securities Market Act. Shares in stock will also be non par value in matters pertaining to future increases and reductions in capital stock.

SIX.

1. All the shares into which the capital stock is divided are registered, indivisible, and with no par value. Series "V" shares confer rights on the holders and make them liable to those obligations corresponding to common stock.

   The Corporation shall keep a shares record containing the data required by article one hundred and twenty-eight of the General Law on Comercial Enterprises. The Corporation will consider as owner of said registered shares whomever appears as such in the aforementioned record. To this end, the corporation must record the transfers performed at the request of any holder.

2. Printed instruments shall represent all shares. Provisional certificates may be issued until definitive instruments are printed.

3. The provisional certificates and definitive instruments for the shares representing the capital stock must be of a different color so as to easily distinguish the pertinent class and series to which they belong. They must be consecutively numbered and may guarantee one or several shares. They must contain all that is required by article one hundred and twenty-five of the General Law on Commercial Enterprises. Clauses five, six and twenty-five herein must be printed to the letter on them. They must have two written or facsimile signatures of either the Chairman, Vice Chairmen, CEO if a board member, or secretary for the Board of Directors of the corporation, or that of two members of said board as appointed by the board for said purpose. They shall also include an attachment of coupons duly numbered upon request of the owner. The instruments or provisional stock certificates may be exchanged for others of different denominations, but only if the new instruments or certificates guarantee the same number of shares as those given in exchange. Should the instruments or provisional certificates be lost, stolen or destroyed, they may be replaced pursuant to that set forth under Heading One, Chapter Roman Numeral One, Paragraph Two of the General Law on Credit Instruments and Operations, where expenses for said replacement to be covered by the owner of said certificates or instruments.

4. For the holders of shares to exercise the right to withdraw class two shares (variable part), in addition to complying with that established under articles two hundred and twenty and two hundred and twenty-one of the General Law on Commercial Enterprises, the corresponding reimbursement shall be paid according the following:

   I. The lower of the following two values: Ninety-five percent of the stock exchange quoted value, obtained from the average weighted price per volume of operations conducted during the thirty working days prior to negotiating Issuer stock, prior to the date the withdrawal should come into effect during a period no greater than six months, or the book value of the stock according to the corresponding Balance Statement upon closing of the period exactly one year before the withdrawal is to take effect. This must be with prior approval by the Regular General Shareholders' Assembly.

      Should the number of trading days for the stock during the period established in the preceding paragraph be less than thirty, the number of days when trading actually took

place shall be used. In the event stock is not negotiated during said period, the stock equity value shall be used.

II. The payment of the reimbursement shall be performed by the Corporation as of the day following the holding of the Regular General Shareholders' Assembly meeting that approves the Balance Sheet for the period in which the withdrawal is to take effect.

CHAPTER THREE
GENERAL SHAREHOLDERS' ASSEMBLY

SEVEN.

1. The supreme authority for the Corporation is the General Shareholder Assembly, who shall hold either regular or special meetings.
2. The regular shareholder assembly should meet:
   I. To become familiarized with the matters outlined under article one hundred and eighty-one of the General Law on Commercial Enterprises.
   II. To approve the purchase or transfer of shares and the use of the right of withdrawal under the following circumstances:
      a. When the purchase value for shares from another corporation, due to one or several simultaneous or successive purchases, exceeds twenty percent of the book value for Wal-Mart de Mexico Sociedad Anonima de Capital Variable, according to the latest financial statement for the Corporation. Assembly approval is not required when purchasing shares from other corporations whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico Sociedad Anonima de Capital Variable.
      b. When the transfer value for stock from another corporation, due to one or several simultaneous or successive transfers, exceeds twenty percent of book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable. Prior approval by the assembly shall be required if the share transfer implies, due to one or several simultaneous or successive operations, the loss in control by the Corporation, whose activities are similar to the industrial, commercial or service-related activities of Wal-Mart de Mexico, Sociedad Anonima de Capital Variable.
      c. When the right to withdraw variable capital of another corporation, due to one or several simultaneous or successive transactions, and the reimbursement of shares whose value exceeds twenty percent of the book value according to the latest financial statement for Wal-Mart de Mexico, Sociedad Anonima de Capital Variable, prior approval from the Assembly shall also be required when said withdrawal implies, due to several simultaneous or successive transactions, loss of control over the Corporation, whose activities coincide with the industrial, commercial or service-related activities conducted by Wal-Mart de Mexico, Sociedad Anonima de Capital Variable.
   III. To appoint the outside auditor for the Corporation.
   IV. In cases required, to present the amount of capital stock that could be affected by the purchase of own shares as well as that of the corresponding reserves created for such purpose by the assembly itself, with the only limitation being that the sum of the resources allocated for that purpose shall under no circumstances exceed the total balance for net earnings for the Corporation.
   V. Any other matter not established by law or by the Bylaws herein as being the sole domain of the General Special Shareholders' Assembly.
3. The general regular assembly meetings may be held at any time but must meet at least once a year within four months after the close of the corporate period. The general regular assembly that is informed of the results of the period must in turn present a report pursuant to that outlined under article one hundred and seventy-two of the General Law on Commercial Enterprises. Said report shall be in regards to the prior corporate period for the company or companies for which Wal-Mart de Mexico, Sociedad Anonima de Capital Variable owns fifty percent or more of shares and when the purchase value has exceeded twenty percent of the book value for the controlling company upon close of the corporate period. In addition, the shareholders shall receive a report from the Audit Committee.

4. The General Regular Assembly meetings shall be considered legally held at the first call to the same when at least half of the voting shares in capital stock are represented and the decisions made shall be considered valid when arrived at through a majority of votes of those present at said meetings. Should it not be possible for the Assembly to meet on the date designated, a second call shall be made and shall be designated as such. Said meeting may be held and considered as legal with as many voting shares that are represented and decisions made shall be considered as valid when arrived at through a majority vote of those present.
5. Special General Assembly meetings shall deal with the following matters as per that outlined under article one hundred and eighty-two of the General Law on Commercial Enterprises:
   I. An extension of Corporate duration;
   II. Termination of the Corporation in advance of agreed upon date;
   III. Increase or reduction in Capital Stock;
   IV. Changes to the Corporate purpose;
   V. A change in Corporate nationality;
   VI. Transformation of the Corporation;
   VII. Corporate mergers or break-up;
   VIII. Issuance of preferred stock;
   IX. Amortization by the Corporation of own shares, issuance of common stock for preferred stock called in;
   X. Issuance of bonds; and
   XI. Any other change to the corporate contract.

In addition to the matters listed above, the Special General Assembly meetings must deal with the following:

   a. Legal restructuring of the corporation.
   b. Changes to the rights of any corporate stock. Special General Shareholder meetings are considered legally constituted, in the case of a first call, when at least seventy-five percent of voting shares are represented. The decisions made are considered valid if approved by shareholders holding at least half of said shares. In the case of second or later calls, the Special General Shareholder meetings are considered legally constituted when at least fifty percent of voting shares are present. Their decisions are considered valid if approved by shareholders representing at least fifty percent of voting stock.
6. Should the General Regular Assembly need to deal with matters that according to the Bylaws herein are the domain of the special shareholders' assemblies due to reforms made to articles one hundred and eighty-one and one hundred and eighty-two of the General Law on Commercial Enterprises, the same quorum and the same majority rule as that outlined under paragraph five above are required for decisions to be deemed valid.

EIGHT.- General Shareholders' Assemblies shall be held according to the following rules:

1. Meetings are to be held at the corporate legal domicile, with the exception of unforeseeable circumstances or cases of force majeure. The call to meeting shall be made by the board of directors or one of the examiners with the exception of that stipulated under articles one hundred and sixty-eight, one hundred and eighty-four and one hundred and eighty-five of the General Law on Commercial Enterprises. Said call shall be published in the Official Daily Gazette or in a major newspaper obtained in the place of the legal domicile. Said call is to be published at least fifteen days prior to the meeting, with the exception of that set forth under clause seven, paragraph two, subparagraph Roman numeral two of the Bylaws herein, whereby the minimum notice shall be five days prior to the meeting. The call to meeting shall include the date, time and place of the assembly, the agenda, and shall be signed by whom makes said call. During the aforementioned period of time, the books and documents related to the purpose of the Assembly meeting shall be made available at corporate offices for any and all shareholders to be able to consult and, if applicable, shall include the Financial Information Document with its corresponding attachments and the opinion of the Examiners.
2. When the attendees at the Assembly represent the totality of voting stock issued, the call shall not be necessary. Nor shall it be necessary when an Assembly is suspended for whatever reason and is to continue on a different date and time. In both cases, it shall be noted in the corresponding Minutes.

3. The owners of voting stock may attend assembly meetings in person or through general or special proxy, where in the latter case only a power of attorney signed by said Shareholder is required.
4. In order to attend the Assembly meetings, shareholders must present, a minimum of two days prior to the date of the meeting, proof of ownership of one or more shares in voting stock. Said proof may be the instrument itself or certification from some National or Official Credit Institution authorized for deposit in the sense that said instrument or instruments in question are in deposit and that the person mentioned in the proof of deposit issued by the institution has the right to represent the stock registered by the instrument or instruments.
5. Before calling the meeting to order, the presiding official shall appoint one or more examiners who shall verify the number of voting shares in stock represented and shall make a list of the attendees, listing the number of shares each represents.
6. Once necessary attendance or quorum is established, the Chairman shall call the Assembly meeting to order and shall proceed to cover the agenda items, presiding over all agreements and debates.
7. The Chairman of the Board of Directors shall preside over the Assembly meeting, and if not present, the Vice Chairman and should both be absent, the person elected by the Assembly itself. The Secretary for the Assembly shall be the Secretary of the Board of Directors. If absent, the person elected by the Assembly itself.
8. The Secretary shall keep the Minutes and shall create a file for the same. The file shall contain the following:
   a. A copy of the newspaper in which the call to meeting was published, should it be the case.
   b. The attendance list of owners of voting stock.
   c. The powers of attorney presented or the extract of the document used as proof certified by the Secretary or Examiner.
   d. A copy of the minutes of the Assembly meeting.
   e. All reports, opinions and any and all documents presented during the Assembly meeting.
9. Should for any reason the call to order for a legally established Assembly meeting not be performed, a document stating the same with the corresponding reasons is required. A file of the same shall be kept as per paragraph eight above.
10. The decisions made by the General Assembly are legally binding for all shareholders in terms of the document herein. This includes opposing votes and those not present. There shall be no later recourse and the decisions are considered definitive. The Board of Directors is thereby authorized to act on the agreements, pronounce judgment and conduct the necessary measures or enter into the necessary contracts that are required for full compliance with agreements approved by the Assembly.
11. If a General Regular or Special Shareholders' Assembly, duly called, were not to have the necessary quorum, the call would be repeated with the same requirements and the same time periods outlined under paragraph one of this clause. An Assembly meeting stemming from a second or later call shall be held if and only if the number of shares in stock represented are those established under clause seven of these Bylaws, and shall be applicable for all types of Assembly meetings.

CHAPTER FOUR

CORPORATE ADMINISTRATION

NINE.- The corporate administration shall be conducted by a board of directors. Said board shall consist of the number of directors determined by the General Regular Shareholders' Assembly, and they shall be no less than five and no more than twenty. Moreover, for each director, a corresponding alternate shall also be appointed.

TEN.- The Board of Directors shall be in charge of Corporate business, operations, actions and contracts related to the corporate purpose, with the exception of those deemed the sole domain of the General Regular or Special Assemblies by law or by the bylaws herein. Said Board shall represent the Corporation before any and all administrative and judicial authorities, with general proxy for acts of ownership and management and for collections, with no limits as per article two thousand five hundred and fifty-four of the Civil Code for Mexico City. It is also authorized to perform those duties stipulated by law as requiring special clause, including, but not limited to, the following powers:

a. Perform actions strictly pertaining to ownership such as, sell, mortgage or in any other manner perform a transfer or lien, as well as lease or affect, corporation property.
b. Accept money as a loan, pay guarantees, buy in installments and conduct credit operations without any limitations, including the signing and accepting of any manner of negotiable instruments and become a surety on behalf of the Corporation.
c. Direct, manage and in general control corporate businesses and the administration of all its properties, overseeing compliance of all contracts and agreements that have been signed with the purpose of meeting corporate objectives.
d. Prepare, approve and present to the examiner and shareholders the yearly financial information document as required by law, and present to the shareholders the resolutions deemed appropriate with regards to income, profits and losses.
e. Suggest plans and standards to be followed by the Corporation, especially with regards to purchase, sale, leasing, liens, mortgages and transfers of all manner of properties, real estate, rights and concessions, franchises, the securing of loans, and all other major administrative proceedings and problems.
f. Freely appoint and remove proxies and other corporation officials and employees, grant them powers and modify the same but always setting the limits outlined under the Clause Seventeen, establish the emoluments and set the personal guaranty that should be paid to secure absolute compliance with obligations.
g. Establish and close branch and agency offices for the company.
h. With limits established under Clause Seventeen, wholly or partially delegate powers to any person, entity, group of persons, managers or any other official or proxy, as well as granting general or special powers, legal mandates or administrative proxy for any period of time, and delegate to any person, whether a member or not of the Board of Directors, the power to confer or revoke general and special powers, and to perform any other proceeding that should be completed.
i. To issue and convert shares when it does not imply changes to the Capital Stock.
j. The non-delegable power to resolve the purchasing of representative shares of Capital Stock, through the Mexican Stock Exchange, at current market price, chargeable to Capital Stock and, should the case arise, a reserve stemming from net earnings for the purchasing of own shares. In addition, its later placement among the investor community. Perform all procedures pertaining to ownership such as to sell, mortgage or perform any manner of transfer or lien, and to lease or put up in guarantee corporate property.
k. The non-delegable power of the board to approve operations not falling under the regular line of business and which would take place between the corporation and its partners with persons who are part of the corporate management, or with whom said persons have equity ties, or if applicable, blood ties or ties to the second degree, the spouse or common law spouse. Those operations representing more than one percent of corporate assets. The purchase or sale of ten percent or more of assets and the granting of guarantees for amounts exceeding thirty percent of assets.
l. After having first received an opinion from the Audit Committee, decide on and approve those transactions that the Corporation or its Subsidiaries wish to execute with related parties or which compromise corporate wealth as per Article 14 bis 3, Section IV, paragraph d), of the Securities Market Act.
m. All others conferred by national law and Company Bylaws that are not reserved as the sole domain of the shareholders.

ELEVEN.

1. The members of the Board of Directors shall be appointed as outlined under Clause Nine and shall hold that position for the time period established by the assembly, until such time as replacements have been elected and assume their duties. Notwithstanding, a duly called Shareholders' Assembly may revoke the appointment of one or more Directors.
2. The members of the Board of Directors shall deposit with the Corporation Treasury the amount of one thousand pesos or shall produce a guarantee for said amount, to the satisfaction of the Assembly. Said amount deposited or in guarantee is to cover the liability that could be incurred during the performance of their duties. Notwithstanding, the shareholders may demand a larger or different amount.

3. The directors shall be appointed through majority rule of voting stock present during the General Regular Shareholders' Assembly.
4. Minority shareholders who represent at least ten percent of capital stock, represented by subscribed corporate stock with voting rights shall have the right to choose a Director and an Alternate Director and who may be removed only when the other board members are removed.
5. If upon holding elections as per that outlined under paragraph three of this clause, a minority shareholder or group of minority shareholders exercise the right during any shareholder assembly, as outlined under paragraph four above regarding the appointment of a Director and the corresponding Alternate Director for a given corporate period or part of one, said minority shareholder or group of minority shareholders may not vote during the appointment of the rest of the Directors for the same complete or partial period.

TWELVE.

1. The Board of Director meetings shall be held at the corporate domicile, in the branch offices or agencies that have been set up anywhere else in Mexico that the board may designate.

   Decisions may be unanimously made outside of board sessions, and these decisions shall have the same validity as if they had been made during board meetings. In this case, these decisions may be made regardless of the location of each board member, and of the means used for communication. Said decisions should be confirmed in writing, and shall be set down in the book containing board minutes and be duly signed by the chairman and secretary or alternate secretary.

2. Board of Director meetings may take place at any moment called by the chairman, the secretary, the alternate secretary, twenty-five percent of the directors or any of the examiners for the corporation, either in writing or through any other means at least five days prior to the meeting date, specifying the time, date and the agenda.

   The Board of Directors must meet at least once every three months.

3. The Board members may waive in writing the need for a call to meeting and when a Director is present, it shall be considered as a waiver to the call.
4. With the exception of cases that will be outlined further in this same paragraph regarding the establishing of a quorum for any Board of Directors meeting, a minimum of one half plus one directors or alternates for the same must be present. Decisions regarding all matters in the domain of the Board and listed on the agenda shall be considered approved when at least one half plus one of Directors or Alternates issue a positive vote. To deal with and legally arrive at a decision on the matters listed below, the Chairman or the Vice-Chairman of the Board must be present, in addition to at least half of the Directors or Alternate Directors. Decisions are considered approved with a positive vote of the Chairman or the Vice-Chairman and at least half of the Directors or Alternate Directors. These matters are:
   a. Any operation meant to purchase or acquire by whatever instrument, to sell or transfer any instrument regarding fixed assets of corporate property or to enter into any permanent investment exceeding twenty-five percent of book value according to the latest Financial Information statement approved by the shareholders.
   b. Incur debts with an expiration date beyond twelve months and in excess of twenty-five percent of book value according to the latest Financial Information document approved by the shareholders.
   c. Grant guarantees, liens, mortgages and other securities of any kind in excess of twenty-five percent of book value according to the latest financial information document approved by the shareholders.
   d. The appointment or removal of the Chairman of the Board and the company CEO, as well as the granting or revoking of their respective powers.
   e. Supply instructions regarding the form and terms for issuing votes on shares pertaining to the Corporation, in General Regular and Special Assemblies, for those companies where it is majority shareholder. In the case of a tie, the Chairman, or Vice-Chairman shall have the deciding vote.
5. There is to be official Minutes recorded for every Board of Directors meeting and the same is to be kept in the Document Book, and is to be signed by the Chairman and Secretary or alternate Secretary of the Board.

6. The Directors are to receive fees for their services as such. Said fees are to be set by the General Shareholders' Assembly. In addition, travel expenses incurred by Company operations are to be paid, as well as travel expenses to and from the place where the meeting is to be held.
7. Board members are in charge of decisions made regarding matters outlined under section k) of clause ten, with the exception of that stated under article one hundred and fifty-nine of the General Law on Commercial Enterprises.

CHAPTER FIVE
OFFICIALS

THIRTEEN.- Once the Board of Directors is duly formed, in its first meeting it should appoint among its members a Chairman, and can appoint one or two Vice-Chairmen. Should two be appointed for this latter position, the first one appointed shall serve as first Vice-Chairman and the second as Second Vice-Chairman. In addition a secretary and an alternate secretary can be appointed and a treasurer is optional, both who may or may not be Board members.

FOURTEEN.- The duties and obligations for the Chairman of the Board, or the Vice-Chairman in absence of the former, are as follows:

I. Preside over General Shareholder Assemblies and ensure compliance with resolutions when a special executor is not appointed.
II. Make calls to Board of Director meetings, preside over the same and ensure compliance with resolutions when a special executor is not appointed.
III. Sign Minutes for Shareholder Assemblies and Board meetings presided over, as well as copies of said documents when issued upon request of interested parties.
IV. Supervise strict compliance with the Corporation Bylaws and all agreements approved by board assemblies and committees. .
V. On a yearly basis, produce a detailed report for the Shareholders on the state of affairs of the Corporation.
VI. Any other duties and obligations granted or imposed by the Board of Directors.

FIFTEEN.- Should the Board of Directors decide to create the position of Treasurer, the latter shall have the following duties and obligations:

I. The safekeeping of corporate funds and supervise management and investment of the same.
II. The safekeeping of shares and cash deposited by the Directors, Examiners, CEO and other officials, guaranteeing proper management, or the security policies and issuing the corresponding receipts.
III. Supervise that corporation accounting be properly conducted and that applicable tax provisions be strictly followed.
IV. Ensure that the annual Financial Information document be properly prepared and presented in a timely manner to the Board for approval, who in turn must obtain the opinion of the Examiner and present information to the General Regular Shareholders' Assembly.

SIXTEEN.- The Secretary and the alternate secretary for the Board of Directors shall be in charge of the following:

1. Perform the duties appointed during Shareholder Assemblies and Board meetings, in addition to taking the Minutes for both, and signing the same together with the Chairman of the Board.
2. Keep the record book for Shareholder Assemblies and Board of Director meetings, as well as the Record for Registered Shares and the Record for Increases and Reductions in Capital Stock.
3. Supply copies of documents recorded in said books, upon request, to those with right to the same.

SEVENTEEN.- The Board of Directors may freely appoint and remove the CEO, who may or may not be a shareholder, and who shall have the obligations, rights and compensation allocated, and shall guarantee the proper management in keeping with the same manner in which the Directors must do the same. The attributions granted said CEO as well as any other official employed by the corporation shall always be limited to prior authorization by the Board, as per that contained under clause twelve, paragraph four of the bylaws herein. The duties for the Directors and CEO shall be

compatible and may be performed by one same person, and in such case, the aforementioned guarantee need only be produced one single time.

EIGHTEEN.- The Directors, or in their absence the Board, may freely appoint and remove one or more Managers, Assistant Managers and Proxies for the corporation, and who may or may not be shareholders. They are to be instructed on their authorizations, obligations and emoluments, with clear indication given of the scope of their attributes so their duties may be properly conducted in the businesses and places that the Board itself designates.

CHAPTER SIX
SUPERVISION OVER THE CORPORATION

NINETEEN.- Supervision over the corporation shall be the responsibility of one or more Examiners and Alternate Examiners, who may or may not be shareholders. The Examiners shall be appointed on annual basis by the Shareholders' Assembly, having the rights and obligations conferred by article one hundred and sixty-six of the General Law on Commercial Enterprises. They shall hold their positions for one year or until proper replacements have been appointed and can assume the position. Any minority representing ten percent of capital stock through voting subscribed stock shall also have the right to appoint an Examiner and an Alternate Examiner. The Examiners must deposit one thousand pesos or a security for an equal amount with the Corporation Treasury, to the satisfaction of the Assembly, to guarantee full compliance with duties. Notwithstanding, the Shareholders' Assembly may demand a greater or different guarantee.

In addition to receiving a call to the Board of Director meetings, the examiners must also be duly called to all sessions of those intermediary advisory boards to whom the board of directors may have delegated any type of authority.

CHAPTER SEVEN
PROFITS AND RESERVE FUND

TWENTY. - Upon close of each fiscal year, the Financial Information document shall be prepared within the following three months, presenting the same to the general shareholders' assembly for their approval regarding net profits. Once the shareholders' assembly has approved inventory and the financial information document, the following distribution is in order:

a. A minimum of five percent is to be set aside for the reserve fund as per that stipulated under article twenty of the General Law on Commercial Enterprises, until said fund amounts to twenty percent of capital stock. Said amounts are also to be used to create any other fund approved by the General Assembly.
b. The remaining profits shall be used as agreed by the General Regular Shareholders' Assembly. When so instructed to do so, the Board of Directors may at any time pay dividends on profits earned according to the Financial Information documents approved by the shareholders. All dividends decreed and not collected by shareholders within a period of five years shall be deemed waived in favor of the corporation.
c. When so decreed by the General Special Shareholders' Assembly, the corporation may proceed to amortize shares with distributable profits by following the rules set forth under the General Law on Commercial Enterprises.

CHAPTER EIGHT
CORPORATION TERMINATION AND SETTLEMENT

TWENTY-ONE.- The corporation shall be terminated upon expiration of the time period mentioned under clause four, unless said period is extended prior to its expiration date by agreement reached during a Special Shareholders' Assembly meeting or prior to said expiration for any of the reasons outlined under article two hundred and twenty-nine of the General Law on Commercial Enterprises.

TWENTY-TWO.- After completing the termination of the Corporation by the Shareholders' Assembly, one or two liquidators shall be appointed. They shall conduct settlement procedures for the same and distribute the products among the shareholders in the exact same proportion of the shares in stock each possesses. Said liquidators shall be fully empowered to perform the settlement, collect all

amounts due the Corporation and pay all amounts owed. They are to initiate any and all forms of suits and follow through on the same to conclusion with the full general legal powers of attorney pursuant to articles two thousand five hundred and fifty-four and two thousand five hundred and eighty-seven of the Civil Code for Mexico City. They are equally authorized to cancel mortgages and other liens; settle disputes and sell properties or securities of any kind. With regards to any powers and obligations not specifically set forth in these bylaws, the liquidators shall have all those conferred by articles two hundred and forty-two and those that follow under the Law on Commercial Enterprises.

TWENTY-THREE.- The shareholders shall be responsible for corporation losses only in the amount of the value of their respective subscribed shares in stock, regardless of non-payment of the same.

TWENTY-FOUR.- The founding partners as such do not set aside any special sharing of profits.

CHAPTER NINE
GENERAL PROVISIONS

TWENTY-FIVE.- Any foreigner who during the incorporation or at any later period acquires interests or shares in the Corporation shall, by virtue of either fact, be considered as a Mexican and it shall be understood that said foreigner agrees not to invoke the protection of his/her government. Should this condition be breached, he/she shall lose said interests or shares in favor of the Mexican nation.

TWENTY-SIX.- Corporate periods for the Company shall begin on January first and end on December thirty-first of each year, with the exception of the present period, beginning on August first and terminating on December thirty-first, nineteen hundred and eighty-nine.

TWENTY-SEVEN.- Any case not specifically covered in these articles of incorporation, the provisions under the General Law on Commercial Enterprises shall apply.

TWENTY-EIGHT.- In the case of listing of Corporate stock with the Securities Section of the National Registry for Securities and Brokers, either due to a request made by the Corporation itself or due to a resolution adopted by the National Banking and Securities Commission, under terms of the law, those shareholders holding a majority share of common stock or who, under whatsoever stipulation, have the right to impose decisions during regular shareholder assembly meetings, or to appoint the majority of the members of the Board of Directors for Wal-Mart de Mexico, S.A. de C.V., are bound to tender a public offering, prior to cancellation and placement in a trust for a minimum of six months those resources needed to purchase at the same offering price, the shares in stock of those who did not attend said offering, but only if once the public offering is tendered and prior to cancellation of listing in the Registry, the aforementioned majority shareholders are unable to acquire 100% of the disbursed capital stock.

The public offering stipulated under clause twenty-eight herein should be tendered at least at the price listed with the Stock Market, as per the following paragraph, or the book value for the stock as per the most recent quarterly report filed with the Commission and the Stock Exchange prior to the start of the offering, whichever proves higher. Should said value change due to criteria applied when determining relevant information, it shall be necessary to consider the most recent financial information possessed by the Issuer.

The price listed with the Stock Exchange shall be the average weighted price by volume of operations conducted during the last thirty days in which Issuer stock was traded, prior to the offering date, for a maximum period of six months. Should the number of days in which the stock traded during the aforementioned period be less than thirty, the actual number of trading days will be used. In the event the stock is not traded during said period, the book value for the stock shall be used.

Should the offering encompass more than one series of shares mentioned in the paragraph hereinabove, the average should be taken for each of the series to be cancelled, using the highest average as the trade value for the public offering of all series.

The Board of Directors for the Issuer, Should, within five days prior to the beginning of the offering, render an opinion on the price justification for the public offering. Said opinion should take into account both the interests of the minority shareholders as per that stated under Article 16, paragraph two of the Securities Market Act as well as taking the opinion issued by the Audit Committee which, in the event is an opposing view, should be divulged. Should the Board of Directors face situations that

could constitute a conflict of interests, the opinion of the Board should accompany another opinion from an Independent Expert who has been selected by the Audit Committee. Special emphasis should be placed on safeguarding the rights of minority shareholders.

Shareholders having a controlling interest in the Corporation shall not be bound to tender the aforementioned public offering with regards to the cancellation of the listing if and only if consent is given, through agreement reached by the assembly, by those shareholders representing at least 95% of Corporate Capital Stock and if the amount offered for publicly traded shares is less than 300,000 investment units, as per that set forth under this clause. In order to request and obtain said cancellation, it is understood that the Issuer shall create the trust mentioned in this clause, and through the SEDI give notice of the cancellation and the creation of said trust.

That set forth in this clause shall be applicable, as the case may be, to common stock certificates and to certificates representing two or more shares of one or more Corporate stock series.

Those shareholders bound to tender the public offering may request from the Commission, considering the Issuer's financial standing and prospects, authorization to use a different basis for determining the price mentioned under the second paragraph of this clause. For the Commission to grant said authorization it must first receive the agreement from the Board of Directors and to which the Audit Committee has issued a favorable opinion. Said opinion shall contain justification for establishing a different price, together with a report issued by the Independent Expert emphasizing that the price complies with that set forth under Article 16 of the Securities Market Act.

FILE N°
82-4609

5) STOCK MARKET

A) STOCK STRUCTURE

Wal-Mart de Mexico stock trades in the Mexican Stock Exchange under the WALMEX stock symbol.

STOCK STRUCTURE
AS OF DECEMBER 31, 2004
MILLIONS OF SHARES

SERIES		NUMBER OF SHARES	%
"V"	Free subscription, with voting rights	4,370	100

The company has a sponsored ADR program on its series "V" shares. The depositary bank is JPMorgan Chase Bank.

B) STOCK PERFORMANCE IN THE SECURITIES MARKET

RELEVANT STOCK INDICATORS

	2004	2003	2002	2001	2000
Maximum Price	39.55	33.86	32.93	25.40	26.30
Minimum Price	31.72	23.28	22.98	17.79	16.92
Closing Price	38.29	32.03	23.61	25.00	19.10
Volume (millions)	1,212.4	901.7	872.9	915.5	1,191.1

RELEVANT STOCK INDICATORS 2003

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	26.79	32.13	32.12	33.86
Minimum Price	23.28	26.00	29.09	30.11
Closing Price	26.21	30.86	31.88	32.03
Volume (millions)	252.7	194.3	212.8	241.9

RELEVANT STOCK INDICATORS 2004

	QUARTER			
	1ST	2ND	3RD	4TH
Maximum Price	35.51	35.84	39.04	39.55
Minimum Price	31.72	32.56	32.61	37.37
Closing Price	34.10	34.20	38.66	38.29
Volume (millions)	302.1	318.6	285.7	306.0

RELEVANT STOCK INDICATORS (JULY 2004 – DECEMBER 2004)

	JULY	AUGUST	SEPTEMBER	OCTOBER	NOVEMBER	DECEMBER
Maximum Price	34.85	36.17	39.04	39.05	39.55	38.88
Minimum Price	32.61	34.29	36.36	37.60	37.37	38.01
Closing Price	34.71	36.17	38.66	37.75	38.53	38.29
Volume (millions)	114.7	72.0	99.0	95.9	119.5	90.7

RELEVANT MATTERS SUBSEQUENT TO THE CLOSE OF THE FISCAL YEAR

The Annual Shareholders Assembly of Wal-Mart de Mexico took place on February 24, 2005 where among other concepts, the following were approved:

- Grant a dividend payment allowing each shareholder to opt for cash payment of Ps. 0.63 per share held, or to receive the payment in stock at a rate of one share for every 62.78 shares already owned.

As a result 55,045,303 shares were emitted and a cash payment was granted for a total of Ps. 570.7 million pesos.

6) PEOPLE IN CHARGE

"The undersigned hereby swear that in the scope of our respective duties, we have prepared information on the issuer contained in the present yearly report and it is to the best of our knowledge a reasonable reflection of its situation. In addition, we hereby claim to know of no deliberate omission or altering of relevant information in this annual report, which could lead to errors by investors."

Jose Luis Rodriguezmacedo
Senior Vice president and Legal Director

Rafael Matute
Executive Vice president and CFO

Eduardo Solorzano
Chief Executive Officer

Date: June 15, 2005

"The undersigned hereby swears that opinion was rendered on the financial statements contained in the present annual report for Wal-Mart de Mexico, S.A. de C.V., as of December 31, 2004 and 2003 and for the years ending on these dates, according to generally accepted auditing standards. In addition, I hereby claim that within the scope of the work performed to render the aforementioned opinion, to my knowledge no relevant financial information contained in this annual report was deliberately omitted or altered, and that said report contains no information that could lead to errors by investors."

Felizardo Gastelum
External Auditor

Date: June 15, 2005

7) ATTACHMENTS

A) CONSOLIDATED FINANCIAL STATEMENTS AND OPINION OF THE STATUTORY AUDITOR

REPORT OF INDEPENDENT AUDITORS

To Shareholders of Wal-Mart de Mexico, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Wal-Mart de Mexico, S.A. de C.V. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.

Mancera, S.C. A Member Practice of Ernst & Young Global
Felizardo Gastelum
Mexico City, January 28, 2005

OPINION OF THE STATUTORY AUDITOR

To Shareholders of Wal-Mart de Mexico, S.A. de C.V.

In my capacity as statutory auditor and in compliance with the provisions of Article 166 of the Mexican Corporations Act and the bylaws of Wal-Mart de Mexico, S.A. de C.V., I am pleased to submit my report on the consolidated financial statements for the year ended December 31, 2004, presented to you by the Board of Directors.

Among the auditing procedures applied, I personally attended, or in my absence the alternate statutory auditor attended, the stockholders' and the Board of Directors' meetings to which I was summoned. I reviewed, to the extent that I considered necessary in the circumstances, the unqualified report of the Company's independent auditors, dated January 28, 2005, issued as a result of their audit of the consolidated financial statements mentioned in the preceding paragraph made in accordance with auditing standards generally accepted in Mexico. Such financial statements are the responsibility of the Company 's management.

In my opinion, based on my review and that of the independent auditors, the accounting and reporting policies and criteria observed by the Company in the preparation of the consolidated financial statements that are being presented to the stockholders are adequate and sufficient and were applied on a basis consistent with that of the prior year. Consequently, it is also my opinion that the above-mentioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Wal-Mart de Mexico, S.A. de C.V. and subsidiaries at December 31, 2004, and the consolidated results of their operations, changes in their shareholders' equity and changes in their financial position for the year then ended, in conformity with accounting principles generally accepted.

Alberto Tiburcio
Statutory Auditor
Mexico City, January 28, 2005

AUDIT COMMITTEE REPORT

To the Board of Directors Wal-Mart de Mexico, S.A. de C.V.

In compliance with the Article 14 of the Mexican Securities Market Law and the Board of Directors' Policies, on behalf of the Audit Committee I submit my report regarding activities carried out during the year ended on December 31, 2004.

In addition to the Mexican Securities Market Law, we have taken into account the recommendations set forth in the Corporate Best Practices Code and in the Ethics Code for Wal-Mart in the performance of our duties. As part of the surveillance process, the Committee meets regularly in sessions with the Administration, and Independent and Internal Auditors.

The Committee evaluated the performance of the Independent Auditors, who have the responsibility of rendering an opinion on the reasonability of Company's financial statements and their compliance with Generally Accepted Accounting Principles in Mexico. It was decided that the partners of Mancera, S.C. (a member firm of Ernst & Young Global) comply with the needs for professional quality and independence of criteria and solvency action as required. Accordingly, the retaining of their services was suggested with the purpose to examine and issue the report on the financial statements of Wal-Mart de Mexico, S.A. de C.V. and its Subsidiaries as of December 31, 2004.

We were informed in detail on the goals, programs, and work performed by Independent and Internal Auditors, as well as on their findings and regularization programs.

During this year, special attention was given to review the internal control processes. In our opinion, the controls fulfill the required effectiveness so the Company can operate within an overall atmosphere of control.

We were apprised of the Company's legal situation and of the control processes related to compliance with the Ethics Code, and there are no comments thereto.

Based on the work performed, we recommend the Board of Directors submit to the Shareholders' Meeting for their approval the financial statements for the fiscal year ended on December 31, 2004 of Wal-Mart de Mexico, S.A. de C.V. and its Subsidiaries.

Ernesto Vega
Chairman
Mexico City, February 7, 2005

CONSOLIDATED BALANCE SHEETS

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	DECEMBER 31	
	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	Ps. 11,846,246	Ps. 12,374,281
Accounts receivable - net (Note 3)	1,940,677	2,085,445
Inventories	11,971,065	11,293,240
Prepaid expenses	351,358	338,824
Total Current assets	26,109,346	26,091,790
Property and equipment - net (Note 4)	45,761,492	42,968,649
Total assets	Ps. 71,870,838	Ps. 69,060,439
LIABILITIES AND SHAREHOLDERS´ EQUITY		
Current liabilities:		
Accounts payable to suppliers (Note 5)	Ps. 16,017,139	Ps. 15,664,541
Other accounts payable (Note 5)	3,777,387	3,899,543
Total current liabilities	19,794,526	19,564,084
Long-term other liabilities (Note 8)	136,553	50,641
Deferred income tax (Note 9)	4,967,400	5,356,852
Seniority premiums (Note 10)	24,841	26,126
Total liabilities	24,923,320	24,997,703
Shareholders´ equity (Note 11):		
Capital stock	14,472,108	13,132,132
Legal reserve	2,625,489	2,548,687
Retained earnings	38,852,821	34,105,658
Reserve for repurchase of shares	-	2,725,456
Accumulated result of restatement	(9,547,694)	(9,021,561)
Premium on sale of shares	2,100,990	2,155,963
Employee stock option plan fund	(1,556,196)	(1,583,599)
Total shareholders´ equity	46,947,518	44,062,736
Total liabilities and shareholders´ equity	Ps. 71,870,838	Ps. 69,060,439

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	YEAR ENDED DECEMBER 31	
	2004	2003
Net sales	Ps. 139,862,629	Ps. 126,522,979
Other income	597,317	286,815
Total Revenues	140,459,946	126,809,794
Cost of sales	(110,924,311)	(100,507,594)
Gross profit	29,535,635	26,302,200
Operating expenses	(20,002,903)	(18,540,982)
Operating income	9,532,732	7,761,218
Comprehensive financial income:		
Financial income - net	767,672	670,466
Exchange gain	2,849	12,207
Monetary position gain	250,332	200,893
	1,020,853	883,566
Other expenses - net	(208,378)	(174,016)
Income before income tax and employee profit sharing	10,345,207	8,470,768
Income tax and employee profit sharing (Note 9)	(2,513,903)	(2,730,326)
Net income	Ps. 7,831,304	Ps. 5,740,442
Earnings per share (in pesos)	Ps. 1.767	Ps. 1.289

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2004 and 2003

(Notes 1, 2 and 11)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	CAPITAL STOCK	LEGAL RESERVE	RETAINED EARNINGS	RESERVE FOR REPURCHASE OF SHARES	ACCUMULATED RESULT OF RESTATEMENT	PREMIUM ON SALE OF SHARES	EMPLOYEE STOCK OPTION PLAN FUND	TOTAL
Balances at January 1, 2003	Ps.13,170,730	Ps. 2,280,198	Ps. 30,397,651	Ps. 3,552,586	Ps.(8,590,987)	Ps. 2,177,152	Ps. (1,532,207)	Ps.41,455,123
Movements in employee stock option plan fund						(21,189)	(51,392)	(72,581)
Increase in legal reserve		268,489	(268,489)					-
Repurchase of shares	(38,598)			(827,130)				(865,728)
Dividends paid			(1,763,946)					(1,763,946)
Comprehensive income			5,740,442		(430,574)			5,309,868
Balances at December 31, 2003	13,132,132	2,548,687	34,105,658	2,725,456	(9,021,561)	2,155,963	(1,583,599)	44,062,736
Movements in employee stock option plan fund						(54,973)	27,403	(27,570)
Increase in legal reserve		76,802	(76,802)					-
Repurchase of shares	(170,004)		(1,014,853)	(2,725,456)				(3,910,313)
Dividends capitalized and paid	1,509,980		(1,992,486)		6,774			(475,732)
Comprehensive income			7,831,304		(532,907)			7,298,397
Balances at December 31, 2004	Ps.14,472,108	Ps. 2,625,489	Ps.38,852,821	Ps. -	Ps.(9,547,694)	Ps. 2,100,990	Ps. (1,556,196)	Ps.46,947,518

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Notes 1 and 2)

Thousands of Mexican pesos with purchasing power at December 31, 2004

	YEAR ENDED DECEMBER 31	
	2004	2003
OPERATING ACTIVITIES		
Net income	Ps. 7,831,304	Ps. 5,740,442
Charges (credits) not requiring the use of (providing) resources:		
Depreciation	2,616,721	2,426,209
Seniority premiums	26,687	24,428
Deferred income tax	(336,020)	(385,649)
	10,138,692	7,805,430
Changes in:		
Accounts receivable	144,768	225,303
Inventories	(1,219,666)	58,795
Prepaid expenses	(12,534)	(130,913)
Accounts payable to suppliers	352,598	480,218
Other accounts payable	(89,676)	1,042,882
Seniority premiums	(28,754)	(25,915)
Resources provided by operating activities	9,285,428	9,455,800
FINANCING ACTIVITIES		
Repurchase of shares	(3,910,313)	(865,728)
Payment of dividends	(475,732)	(1,763,946)
Resources used in financing activities	(4,386,045)	(2,629,674)
INVESTING ACTIVITIES		
Purchase of property and equipment	(6,062,611)	(5,444,783)
Sale and retirement of property and equipment	662,763	381,575
Employee stock option plan - net	(27,570)	(72,581)
Resources used in investing activities	(5,427,418)	(5,135,789)
(Decrease) increase in cash and cash equivalents	(528,035)	1,690,337
Cash and cash equivalents at beginning of year	12,374,281	10,683,944
Cash and cash equivalents at end of year	Ps. 11,846,246	Ps. 12,374,281

The accompanying notes are an integral part of these financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2004 and 2003

Thousands of Mexican pesos with purchasing power at December 31, 2004, unless otherwise indicated

NOTE 1 - DESCRIPTION OF THE BUSINESS:

Wal-Mart de Mexico, S.A. de C.V. (WALMEX or "the Company") is a Mexican corporation whose shares are traded on the Mexican Stock Exchange. The Company's majority shareholder is Wal-Mart Stores, Inc., a U.S. corporation through one of its subsidiaries.

WALMEX has a 99.9% equity interest in the following groups of companies:

GROUP	LINE OF BUSINESS
Nueva Wal-Mart	Operation of 61 (53 in 2003) Sam's Club membership self-service wholesale stores, 162 (140 in 2003) Bodega Aurrera, discount stores, 89 (83 in 2003) Wal-Mart Supercenter hypermarkets and 48 (44 in 2003) Superama supermarkets.
Suburbia	Operation of 50 (52 in 2003) Suburbia stores with apparel and accessories for the entire family.
Vips	Operation of 226 (215 in 2003) Vips restaurants serving international cuisine, 51 (47 in 2003) El Porton restaurants serving Mexican food, and 7 restaurants specializing in Italian food during both years.
Real estate	Real estate developments and management of real estate companies.
Services companies	Providing of professional services to companies in the Group and not-for-profit services to the community at large.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The most important accounting policies observed in the preparation of the financial statements are described below:

a. The accompanying consolidated financial statements include the statements of WALMEX and those of its subsidiaries, which are grouped as described in Note 1. All related party balances and transactions were eliminated in the consolidation.

b. The consolidated financial statements provide comprehensive recognition of the effects of inflation on the financial information as required by accounting Bulletin B-10 issued by the Mexican Institute of Public Accountants (IMCP).

c. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates in some items. Actual results might differ from these estimates.

d. Cash equivalents are stated at cost plus accrued interest, not in excess of market value.

   The Company has no financial instruments (derivatives).

e. Inventories are stated at average cost, determined largely using the retail method. Due to the rapid turnover of inventories, the cost so determined is considered to be similar to replacement cost at the balance sheet date, not in excess of market value.

   The buying allowances are charged to operations based on the turnover of inventories that gave rise them.

f. Property and equipment are recorded initially at cost and then restated using the constant-peso-value method as described in Note 4.

   Fixed asset depreciation is computed using the straight-line method, at rates ranging from 3% to 33%.

g. Foreign currency denominated monetary assets and liabilities are translated to Mexican pesos using the prevailing exchange rate at the balance sheet date. Exchange differences determined are charged or credited to income.

h. Deferred income tax is recognized on basically all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the differences are expected to reverse.

   Current year employee profit sharing is charged to results of operations and represents a liability due and payable in a period of less than one year.

i. Seniority premiums accruing to employees in terms of Mexican labor law are recognized as a cost of the years in which services are rendered, based on independent actuarial computations.

   All other payments accruing to employees or their beneficiaries in the event of separation in terms of Mexican labor law are charged to income, if and when the expense is incurred.

j. The most important inflation accounting concepts and procedures are described below:

   The accumulated effect of restatement includes the accumulated monetary position result at the time the effects of inflation on the financial information were first recognized, as well as the result from holding nonmonetary assets, which represents the change in the specific value of nonmonetary assets over or under the rate of inflation as measured by the National Consumer Price Index (NCPI).

   The net monetary position result is determined by applying the NCPI to net monetary assets and liabilities during the period.

k. The employee stock option plan fund is comprised of WALMEX shares presented at acquisition cost, as restated based on the NCPI. The plan is designed to grant stock options to executives of the companies in the Group, as approved by the National Banking and Securities Commission.

l. The premium on the sale of shares represents the difference between the restated value of the shares and the value at which such shares were assigned to executives of companies in the Group, net of the corresponding income tax.

m. Comprehensive income consists of the current year net income plus the current year restatement.

n. Sales revenues are recognized at the time the merchandise is delivered to the customer.

   Revenues from the sales of Sam's Club membership cards are deferred over the twelve-month term of the membership.

o. Segment financial information has been prepared using the management approach established in Mexican accounting Bulletin B-5 issued by the IMCP.

p. On January 1, 2004, IMCP issued Bulletin C-15, Accounting for the Impairment or Disposal of Long-Lived Assets. Bulletin C-15 establishes the criteria for identifying, recording and disclosing impairment in the value of long-lived assets. (See Note 13).

NOTE 3 - ACCOUNTS RECEIVABLE -NET:

The balance of this account at December 31, 2004 and 2003, is presented net of an allowance for bad debts of Ps. 337,993 and Ps. 324,857, respectively.

NOTE 4 - PROPERTY AND EQUIPMENT:

Mexican accounting Bulletin B-10 specifies that property and equipment owned at December 31, 1996 that were restated at such date on the basis of appraisals made by independent experts are to be restated thereafter using the constant-peso-value method. Property and equipment acquired on or after January 1, 1997 are recorded initially at historical cost and then restated using the constant-peso-value method.

An analysis of this caption is as follows:

	DECEMBER 31	
	2004	2003
Land	Ps.16,778,429	Ps. 16,167,718
Buildings	18,030,579	16,735,234
Facilities and leasehold improvements	9,966,242	9,045,296
	27,996,821	25,780,530
Less:		
Accumulated depreciation	(8,111,123)	(7,310,952)
	19,885,698	18,469,578
Fixtures and equipment	17,647,825	16,194,349
Less:		
Accumulated depreciation	(9,328,183)	(8,770,527)
	8,319,642	7,423,822
Construction in progress	777,723	907,531
Total	Ps.45,761,492	Ps. 42,968,649

NOTE 5 - RELATED PARTY BALANCES AND TRANSACTIONS:

Accounts payable to suppliers and other accounts payable include the following balances due to related parties:

	DECEMBER 31	
	2004	2003
Accounts payable to suppliers:		
C.M.A - U.S.A., L.L.C.	Ps. 726.048	Ps. 717,564
Broadstreet Global Activities, L.L.C. (formerly WMGS Co., LTD)	75	15,268
	Ps. 726,123	Ps. 732,832
Other accounts payable:		
Wal-Mart Stores, Inc.	Ps. 187,361	Ps. 194,905

In the years ended December 31, the Company had the following transactions with related parties:

	DECEMBER 31	
	2004	2003
Imported merchandise for sale	Ps. 3,440,082	Ps. 3,749,041
Technical assistance, services and royalties	Ps. 835,183	Ps. 797,762

NOTE 6 - FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES:

An analysis is as follows:

	DECEMBER 31	
	2004	2003
	THOUSANDS OF US DOLLARS	
Assets	$ 206,707	$ 155,759
Liabilities	$ 122,833	$ 154,364

An analysis of U.S. dollar denominated transactions (excluding property and equipment) is as follows:

	DECEMBER 31	
	2004	2003
	THOUSANDS OF US DOLLARS	
Imported merchandise for sale	$ 712,264	$ 705,859
Technical assistance, services and royalties	$ 75,156	$ 71,351

The exchange rate at December 31, 2004, used to translate U.S. dollar denominated balances was Ps. 11.1470 (Ps. 11.2850 at December 31, 2003) per U.S. dollar. At the date of the audit report, the exchange rate was Ps. 11.2931 per U.S. dollar.

NOTE 7 - COMMITMENTS:

At December 31, 2004, the Company has the following commitments:

1. Acquisition of inventories, property and equipment for Ps. 3,056,933.
2. The Company has entered into leases with third parties on compulsory terms ranging from 2 to 15 years. Rental payments under these leases are computed based on a percentage of sales made in each store. Compulsory annual rental payments under such agreements over the next five years are as follows:

YEAR	AMOUNT
2005	Ps. 61,326
2006	Ps. 42,155
2007	Ps. 35,743
2008	Ps. 31,988
2009	Ps. 12,224

Rental expense for the years ended December 31, 2004 and 2003 was Ps. 1,079,334 and Ps. 1,037,329, respectively.

NOTE 8 - LONG- TERM OTHER LIABILITIES:

In compliance with ecological protection standards, the Company has agreements for sewage treatment plants under leases stipulating compulsory terms of 4.5 years. Annual rental payments during the next four years are as follows:

YEAR	AMOUNT
2005	Ps. 58,460
2006	Ps. 56,786
2007	Ps. 46,408
2008	Ps. 33,359

Related payments made in 2005 are presented as part of other accounts payable in less than one year.

NOTE 9 - INCOME TAX AND EMPLOYEE PROFIT SHARING:

The Company and its subsidiaries have been authorized by the Ministry of Finance and Public Credit to determine their tax results on a consolidated basis.

An analysis of taxes charged to results of operations of the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Current year income tax	Ps. 2,722,246	Ps. 3,005,316
Deferred income tax	(192,058)	(261,624)
Subtotal	2,530,188	2,743,692
Monetary position gain on initial effect and non monetary items of deferred income tax	(50,675)	(53,828)
Employee profit sharing	34,390	40,462
Total	Ps. 2,513,903	Ps. 2,730,326

An analysis of deferred tax liabilities (assets) derived from temporary differences is as follows:

	2004	2003
Property and equipment	Ps. 2,701,945	Ps. 3,008,604
Inventories	3,175,128	3,293,768
Other items - net	(909,673)	(945,520)
Total	Ps. 4,967,400	Ps. 5,356,852

Through December 31, 2004, the corporate income tax rate was 33%. The statutory income tax rate will be 30% in 2005, 29% in 2006 and 28% as of 2007.

In conformity with Mexican accounting Bulletin D-4, at December 31, 2004, deferred taxes are recognized on basically all temporary differences using the enacted income tax rate at the time the differences are expected to reverse. As a result of this computation, deferred taxes decreased by Ps. 832,255.

As specified in recent amendments to the Income Tax Law, starting in 2005, only the cost of finished goods sold rather than inventories acquired will be deductible. Such amendments also establish that for the purposes of determining the cost of goods sold, inventory stock at December 31, 2004 may not be deducted, unless the amount of such goods accrues over a specific number of years as of 2005 in conformity with the specific procedure defined in the law. Consequently, the amount of inventories at December 31, 2004 will accrue over periods of up 8 years.

The Company has tax losses from prior years which, in conformity with the current Mexican Income Tax Law, may be carried forward, against taxable earnings generated in the next ten years. An analysis is as follows:

EXPIRATION DATE	AMOUNT
2009	Ps. 76,329
2010	4,300
2011	6,360
2014	77,281
	Ps. 164,270

NOTE 10 - SENIORITY PREMIUMS:

The Company has set up a defined benefits trust fund to cover seniority premiums accruing to employees, contributions to the fund are determined using the projected unit-credit method, employees make no contributions to the fund.

An analysis of assets, liabilities and costs related to seniority premiums, as well as assumptions considered in the computations is as follows:

	DECEMBER 31	
	2004	2003
Vested benefit obligation	Ps. 102,360	Ps. 85,730
Current benefit obligation	Ps. 196,705	Ps. 174,772
Projected benefit obligation	Ps. 199,032	Ps. 177,252
Plan assets	(190,927)	(174,053)
Variances in assumptions and experience adjustments	16,736	22,927
Net projected liability	Ps. 24,841	Ps. 26,126
Labor cost	Ps. 28,393	Ps. 26,067
Financing cost	9,189	8,298
Return on plan assets	(10,657)	(9,597)
Amortization	(238)	(340)
Net period cost	Ps. 26,687	Ps. 24,428
Benefits paid	11,510	11,642
Fund contributions	28,754	25,915
Amortization period of variances assumptions and experience adjustments (years)	23.0	23.4

The rates considered in the actuarial computations for 2004 and 2003 were as follows:

Discount rate for labor obligations	5.5%
Salary increase	1.0%
Return on plan assets	6.5%

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Regular shareholders' meetings:

The following resolutions were adopted at a regular shareholders' meeting held on February 25, 2004:

1. Authorization of a maximum amount to be used in 2004 to repurchase the Company's own shares of Ps. 4,000,000 (nominal pesos).
2. Cancellation of 27,619,700 series "C" shares derived from the repurchase of the Company's own shares.
3. Increase in the rights of the holders of series "C" shares so as to be entitled to vote on corporate matters and to convert such shares into series "V" shares.
4. Increase in the legal reserve of Ps. 73,903 (nominal pesos) through a charge to retained earnings. The increase in constant pesos is Ps. 76,802.
5. A declared dividend, for which shareholders may receive payment either in cash at Ps. 0.44 nominal pesos or in Company shares at an exchange factor determined based on the average closing market price of the share on March 22, 2004 and the Ps. 0.44 nominal pesos per share. Such dividend shall be paid on March 31, 2004.
6. Increase in the variable portion of capital stock for up to Ps. 1,949,299 (nominal pesos). Such increase will be covered by issuing a maximum of 98,449,465 common ordinary shares to be used solely for payment of the stock dividend.

   Those shares that are not subscribed and delivered to the shareholders shall be cancelled and the proposed capital increase shall be reduced proportionally.
7. The movement between fixed capital stock and variable capital was formalized in a shareholders' meeting. The Company's fixed capital is Ps. 878,310 (nominal pesos) and variable capital is unlimited.

The shareholders' deadline for deciding on whether to accept the cash dividend or the stock dividend in terms of the resolution adopted at the shareholders' meeting held on February 25, 2004, expired on March 29, 2004. The Company delivered 43,703,087 new series "V" shares representing an increase of Ps. 1,457,935 (nominal pesos), and cancelled 54,746,378 unsubscribed shares. This situation gave rise to a decrease in capital stock of Ps. 491,364 (nominal pesos).

Based on the preceding paragraph and per Article 112 of the Mexican Corporations Act that establishes that all of an entity's shares must have the same theoretical value, the Company recomputed its capital stock by determining a fixed minimum amount of Ps. 820,853 (nominal pesos).

The following resolutions were adopted at a regular shareholders' meeting held on February 26, 2003:

1. Approval of the maximum amount to be used by the Company in 2003 to repurchase its own shares. Such amount is Ps. 3,248,032 (nominal pesos).
2. Cancellation of 34,909,400 series "C" shares that were repurchased by the Company.
3. Increase of Ps. 247,154 (nominal pesos) in the legal reserve through a charge to retained earnings. The increase in constant pesos was Ps. 268,489.
4. Payment of cash dividend at Ps. 0.37 nominal pesos per share, irrespective of the series. The dividend will be paid starting March 13, 2003.
5. Approval of a movement between fixed and variable capital. Fixed capital is Ps. 650,372 (nominal pesos) and variable capital may not exceed ten times such amount.
6. Approval of the creation of Fundacion Wal-Mart de Mexico. Annual contributions to the Foundation may not exceed 0.05% of sales.

b. An analysis of capital stock without restatement at December 31, 2004 and 2003 is as follows:

CAPITAL STOCK	2004	2003
Fixed	Ps. 820,853	Ps. 650,372
Variable	6,036,191	4,914,896
Total	Ps. 6,857,044	Ps. 5,565,268

Capital stock at December, 31 2004 and 2003 consisted of the following registered shares with no par value:

	NUMBER OF SHARES	
SERIES	2004	2003
Series "V" free subscription common shares	4,370,174,732	3,909,124,724
Series "C" free subscription shares without voting rights	-	523,780,121
Total number of shares	4,370,174,732	4,432,904,845

The maximum amount of authorized capital stock is unlimited.

Capital stock at December 31, 2004 and 2003 includes capitalized earnings of Ps. 3,103,169 (nominal pesos) and Ps. 1,645,234 (nominal pesos), respectively, and Ps. 899,636 (nominal pesos) in both years in capitalized restatement accounts.

c. For the years ended December 31, 2004 and 2003, WALMEX acquired its own shares, resulting in the following reduction in capital stock:

	2004	2003
Number of shares	106,433,200	28,999,000
Theoretical historical value	Ps. 166,159	Ps. 36,407
Theoretical restated value	Ps. 170,004	Ps. 38,598

The difference between the theoretical restated value and the repurchase cost of the shares acquired was applied to the previously established reserve for the repurchase of shares, which was completely exhausted. As of October 2004, such difference was applied from retained earnings.

d. Distributed earnings and capital reductions in excess of the balance of the net tax profit account (CUFIN), the net reinvested tax profit account (CUFINRE), and the restated contributed capital account (CUCA) will be subject to taxation in terms of Articles 11 and 89 of the Mexican Income Tax Law.

At December 31, 2004 and 2003, the balance of the aforesaid tax accounts related to shareholders' equity aggregate Ps. 35,829,712 and Ps. 32,900,651, respectively.

e. The employee stock option plan fund consists of 53,521,611 WALMEX shares, of which 40,888,474 shares have been placed in a trust created for such purpose. All employee stock options are granted to executives at a value that is not less than the market value on the date of grant.

In accordance with current policies, Company executives may exercise their option to acquire the shares as follows: stock options granted before 2000, 50% at the end of the third year and 50% at the end of the fourth year, from the date of grant; and stock options granted after 2000 may be exercised in equal parts over five years. In all cases, the right to exercise and employee stock

option expires in a period of ten years from the date the option is granted, or sixty days following the executive's retirement from the Company.

Compensation for the Company's employee stock option plan is measured and recorded using the intrinsic value method following the guidelines of APB Opinion 25, as supplementary guidance to accounting principles generally accepted in Mexico.

An analysis of movements in the Company's employee stock option plan during 2004 and 2003 is as follows:

	NUMBER OF SHARES	*WEIGHTED AVERAGE PRICE PER SHARE* (NOMINAL PESOS)
Balance at January 1, 2003	62,885,187	19.60
Granted	16,616,186	24.99
Exercised	(11,294,169)	14,71
Canceled	(6,817,029)	21.87
Balance at December 31, 2003	61,390,175	21.71
Granted	15,812,001	33.88
Exercised	(23,229,665)	17.94
Canceled	(1,196,325)	28.49
Balance at December 31, 2004	52,776,186	26.86
Shares available for option grant:		
December 31, 2004	745,425	
December 31, 2003	621,675	

At December 31, 2004, the employee stock options granted and exercisable and included in the employee stock option plan fund were as follows:

	GRANTED			EXERCISABLE	
RANGE OF EXERCISE PRICE (NOMINAL PESOS)	NUMBER OF SHARES	WEIGHTED AVERAGE REMAINING LIFE IN YEARS	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE (NOMINAL PESOS)
12.36	115,000	3.6	12.36	115,000	12.36
19.92 - 22.82	12,518,137	5.9	22.00	4,710,859	22.09
21.45 - 25.28	10,585,167	7.2	25.05	2,874,927	24.94
23.10 - 27.49	14,214,876	8.2	25.01	2,000,572	25.09
33.79 - 36.36	15,343,006	9.2	33.88	-	-
	52,776,186	7.7	26.86	9,701,358	23.44

NOTE 12 - SEGMENT INFORMATION:

The Company's segment information was prepared based on a managerial approach and the criteria established in Mexican accounting Bulletin B-5, Financial Information by Segment. The "Others" segment consists of department stores, restaurants and real estate transactions with third parties.

An analysis of segment information at December 31, 2004 and 2003 is as follows:

SEGMENT	TOTAL REVENUES		OPERATING INCOME	
	2004	2003	2004	2003
Self services	Ps. 129,076,760	Ps. 115,993,801	Ps. 7,764,260	Ps. 6,194,370
Other	11,383,186	10,815,993	1,768,472	1,566,848
Consolidated	Ps. 140,459,946	Ps. 126,809,794	Ps. 9,532,732	Ps. 7,761,218

SEGMENT	PURCHASE OF PROPERTY AND EQUIPMENT		DEPRECIATION	
	2004	2003	2004	2003
Self services	Ps. 5,618,770	Ps. 5,067,014	Ps. 2,180,505	Ps. 1,988,491
Other	443,841	377,769	436,216	437,718
Consolidated	Ps. 6,062,611	Ps. 5,444,783	Ps. 2,616,721	Ps. 2,426,209

SEGMENT	TOTAL ASSETS		CURRENT LIABILITIES	
	2004	2003	2004	2003
Self services	Ps. 56,493,967	Ps. 52,377,294	Ps. 17,016,319	Ps. 16,735,853
Other	7,960,995	8,234,243	1,402,028	1,426,210
Unassignable items	7,415,876	8,448,902	1,376,179	1,402,021
Consolidated	Ps. 71,870,838	Ps. 69,060,439	Ps. 19,794,526	Ps. 19,564,084

Unassignable items refer primarily to reserve land, cash and cash equivalents of the parent and real-estate companies, as well as income tax payable.

The Company operates in Mexico and makes sales to the general public.

NOTE 13 - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS:

In conformity with Mexican accounting Bulletin C-15, the Company computed the carrying amount of its long-lived assets at their present value, considering each of the Company's stores or restaurants as a minimum cash generating unit. The initial effect and the effect for the year ended December 31, 2004 of the determined impairment was not deemed to be material.